Exhibit 2.2

AGREEMENT AND PLAN OF MERGER among TRANSCAT, INC. BECNEL RENTAL TOOLS, LLC BECNEL RENTAL TOOLS, LLC JASON M. BECNEL and MARK L. BECNEL

Dated April 15, 2024

Table of Contents

ARTICLE I. THE MERGER		1
1.1	The Merger	1
1.2	Effective Time and Closing	1
1.3	Effect of the Merger	1
1.4	Governing Documents	2
1.5	Merger Consideration and Payment	2
1.6	Effect on Company Units	3
1.7	Closing Statement; Adjustment.	4
1.8	Payment of Indebtedness and Company Transaction Expenses	6
1.9	Indemnification Holdback	6
1.10	Additional Adjustment	6
1.11	Taking of Necessary Action; Further Action	8
1.12	Transaction Bonuses	8
ARTICLE II. CLOSING		9
2.1	Closing Date	9
2.2	Closing Deliveries	9
ARTICLE III. REPRESENTATIONS AND WARRANTIES OF MEMBERS		11
3.1	Authority; Execution and Delivery	11
3.2	Organization	11
3.3	No Conflict; Consents	11
3.4	Capitalization; Title to Company Units	12
3.5	Subsidiaries	12
3.6	Financial Statements; Undisclosed Liabilities	12
3.7	Absence of Certain Changes or Events	13
3.8	Title, Condition and Sufficiency of Assets; Rental Equipment	14
3.9	Real Property	15
3.10	Accounts Receivable	16
3.11	Intellectual Property	16
3.12	Material Contracts	17
3.13	Litigation	18
3.14	Compliance with Laws; Permits	18
3.15	Environmental Matters	19
3.16	Taxes	19
3.17	Employee Relations.	21
3.18	Employee Benefit Matters.	22
3.19	Transactions with Related Parties	25
3.20	Insurance	25
3.21	Relationship with Significant Customers	26
3.22	Relationship with Significant Suppliers	26
3.23	Anti-Corruption Laws	26
3.24	Privacy Laws	26

3.25	Product and Service Warranties	27
3.26	Banking Relationships	27
3.27	Inventory	27
3.28	Books and Records	27
3.29	Purchase for Investment	27
3.30	Legend	28
3.31	Registration Rights	28
3.32	Sophisticated Investor	28
3.33	Existing Ownership	28
3.34	No General Solicitation	28
3.35	Reliance on Exemptions	28
3.36	Brokers	29
3.37	No Other Representations or Warranties	29
ARTICLE IV. REPRESENTATIONS AND WARRANTIES OF PARENT		29
4.1	Organization	29
4.2	Authority	29
4.3	No Conflict	30
4.4	Consents	30
4.5	Litigation	30
4.6	Parent Shares	30
4.7	Brokers	30
4.8	Financial Capacity; Solvency	31
4.9	Independent Investigation	31
4.10	Exclusivity of Representations and Warranties	31
ARTICLE V. COVENANTS		31
5.1	Confidentiality	31
5.2	Restrictive Covenants	31
5.3	Nondisparagement	32
5.4	Further Assurances	33
5.5	Release	33
5.6	Representation & Warranty Insurance	33
5.7	Termination of Benefit Plans	33
5.8	Spousal Consent	34
ARTICLE VI. TAX MATTERS		34
6.1	Tax Indemnification	34
6.2	Straddle Period	34
6.3	Transfer Taxes	34
6.4	Cooperation on Tax Matters	35
6.5	Responsibility for Filing Tax Returns	35
6.6	Refunds and Tax Benefits	35
6.7	Amended Returns and Retroactive Elections	36
6.8	Tax-Sharing Agreements	36
6.9	Tax Proceedings.	36
6.10	Agreed Tax Treatment; Merger Consideration Allocation	37
6.11	Survival	37

ARTICLE VII. SURVIVAL AND INDEMNIFICATION		37
7.1	Survival	37
7.2	General Indemnification	37
7.3	Process for Indemnification	39
7.4	Recoupment Against Holdback; Release of Holdback.	41
7.5	Payment of Losses to Parent Indemnified Parties.	41
7.6	Right of Setoff	42
7.7	Limitations on Payments.	42
7.8	Remedies Exclusive	43
7.9	Tax Treatment	43
ARTICLE VIII. MISCELLANEOUS		43
8.1	Interpretive Provisions	43
8.2	Entire Agreement	43
8.3	Successors and Assigns	44
8.4	Headings	44
8.5	Modification and Waiver	44
8.6	Expenses	44
8.7	Notices	44
8.8	Governing Law	45
8.9	Public Announcements	45
8.10	No Third Party Beneficiaries	45
8.11	Counterparts	46
8.12	Delivery by Facsimile and Email	46
8.13	Conflict Waiver; Attorney-Client Privilege	46
ARTICLE IX. CERTAIN DEFINITIONS		47
9.1	Defined Terms	47
9.2	Other Definitions	56

Exhibit A         Form of Registration Rights Agreement

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of April 15, 2024, by and among TRANSCAT, INC., an Ohio corporation (“Parent”), BECNEL RENTAL TOOLS, LLC, a Delaware limited liability company (“Merger Sub”), BECNEL RENTAL TOOLS, LLC, a Louisiana limited liability company (the “Company”), and JASON M. BECNEL and MARK L. BECNEL (each, individually, a “Member” and, collectively, “Members”). Parent, Merger Sub, the Company and each Member is referred to herein as a “Party” and together as the “Parties”.

RECITALS

A.         Members own, in the aggregate, all of the issued and outstanding membership units (and the corresponding membership interests) of the Company, and Parent owns all of the issued and outstanding membership units of Merger Sub.

B.         Upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”) and the Louisiana Limited Liability Company Law (the “LLLCL”) and other applicable Laws, Parent and the Company intend to enter into a business combination transaction by means of a merger of the Company with and into Merger Sub, with Merger Sub being the surviving entity and continuing as a wholly owned subsidiary of Parent (the “Merger”).

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I.
THE MERGER

1.1          The Merger. At the Effective Time and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the DGCL and the LLLCL, the Company shall be merged with and into Merger Sub, the separate limited liability company existence of the Company shall cease and Merger Sub shall continue as the surviving entity in the Merger (the “Surviving Company”).

1.2          Effective Time and Closing. Subject to the conditions of this Agreement, at the Closing, the Parties shall cause the Merger to be consummated by causing a certificate of merger or other applicable documents as may be required under the DGCL and the LLLCL (collectively, the “Certificates of Merger”) to be filed with the Secretary of State of the State of Delaware and the Secretary of State of the State of Louisiana. The Merger shall become effective at such time as the Merger Certificates are duly filed with the Secretary of State of the State of Delaware and the Secretary of State of the State of Louisiana or at such other time as Parent and the Company shall agree and specify in the Merger Certificates (the “Effective Time”).

1.3          Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL, the LLLCL and other applicable provisions of Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all outstanding membership units (and the corresponding membership interests) of the Company (“Company Units”) shall be canceled and all the property, rights, privileges, powers and franchises of the Company shall vest in Surviving Company, and all debts, liabilities and duties of the Company shall become the debts, liabilities and duties of Surviving Company.

1.4          Governing Documents. At the Effective Time:

(a)          the Certificate of Formation of Merger Sub shall remain and become the Certificate of Formation of Surviving Company;

(b)          the limited liability company agreement of Merger Sub shall remain and become the limited liability company agreement (the “LLC Agreement”) of the Surviving Company;

(c)          the Managers of Merger Sub in office immediately prior to the Effective Time shall be the initial Managers of the Surviving Company and shall hold office from the Effective Time until their respective successors are duly elected or appointed and qualify in the manner provided in the LLC Agreement of the Surviving Company or as otherwise provided by Law; and

(d)          the officers of Merger Sub in office immediately prior to the Effective Time shall be the initial officers of the Surviving Company and shall hold office from the Effective Time until their respective successors are duly elected or appointed and qualify in the manner provided in the LLC Agreement of the Surviving Company or as otherwise provided by Law.

1.5          Merger Consideration and Payment.

(a)          Merger Consideration. Upon the terms and subject to the conditions of this Agreement and subject to the adjustments set forth in this Agreement including, without limitation, Section 1.7, at the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof (but subject to Section 1.6(b)), Company Units issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive, in the aggregate, the following (collectively, the “Merger Consideration”): (a) the Cash Consideration (subject to adjustment as provided in this Agreement including, without limitation, Section 1.7, Section 1.8, Section 1.10, and Section 7.4), plus (b) the Parent Share Consideration (subject to adjustment as provided in this Agreement including, without limitation, Section 1.10 and Section 1.12).

(b)          Payments at Closing. Subject to the terms and conditions of this Agreement, in payment of the Merger Consideration, at Closing:

(i)    Parent shall withhold from the Cash Consideration, and hold in accordance with this Agreement, $500,000 (the “Indemnification Holdback Amount”), as further described in Section 1.9.

(ii)    Parent shall withhold from the Merger Consideration, and hold in accordance with this Agreement, consideration in the aggregate amount of $2,000,000 (the “Revenue Adjustment Holdback Amount”), consisting of (A) cash in the amount of $1,000,035.24 (the “Revenue Adjustment Holdback Cash”) and (B) 9,283 Parent Shares (the “Revenue Adjustment Holdback Shares”), as further described in Section 1.10. The number of Revenue Adjustment Holdback Shares was determined by dividing $999,964.76 (the “Holdback Share Value”) by the Parent Share Price.

(iii)    Parent shall pay and deliver to Members, in the aggregate, the Estimated Cash Payment, by wire transfer of immediately available funds to one or more accounts that have been designated in writing by Members.

(iv)    Parent shall deliver to Members, in the aggregate, 277,806 Parent Shares (the “Closing Shares”). The number of Closing Shares to be issued to Members was determined by dividing the Closing Share Value by the Parent Share Price, rounded down to the nearest whole share (with any fractional share resulting from such calculation being subject to Section 1.6(d)).

(v)    Parent shall pay, or cause to be paid, on behalf of Members or the Company, the Estimated Closing Indebtedness, in accordance with Section 1.8.

(vi)    Parent shall pay, or cause to be paid, on behalf of Members or the Company, the Estimated Closing Transaction Expenses, in accordance with Section 1.8.

(vii)    Parent shall deliver, on behalf of Members or the Company, the Bonus Shares to the Bonus Share Recipients, in accordance with Section 1.12.

(c)          All payments of the Merger Consideration to Members, including payments in respect of the Cash Consideration, Closing Shares, and any portion of the Indemnification Holdback Amount, Revenue Adjustment Holdback Cash, and Revenue Adjustment Holdback Shares paid to Members, will be allocated among Members in accordance with their respective Allocable Portions, as set forth on Schedule 1.5(c).

(d)          Members acknowledge and agree that Parent shall be entitled to reduce any cash payments to Members by all applicable deductions and tax withholdings in respect of the payments pursuant to this Section 1.5. Prior to making any such withholding, Parent shall provide Members with written notice thereof and shall reasonably cooperate with Members, at Members’ expense, to obtain any available certificates as may be necessary to reduce or eliminate such withholding.

1.6          Effect on Company Units.

(a)          Conversion of Company Units. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and this Agreement and without any action on the part of Parent, Merger Sub, the Company or the Surviving Company, the Company Units issued and outstanding immediately prior to the Effective Time will be canceled and the rights pertaining thereto will be automatically converted into each Member’s right to receive his or her Allocable Portion of the Merger Consideration.

(b)          Surrender of Company Certificates. Subject to the terms of this Agreement, the Allocable Portion of the Merger Consideration shall be issued and paid to each Member upon surrender of his certificates (if any) representing the Company Units (collectively, the “Company Certificates”), or upon written confirmation that the certificates are uncertificated, or, in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and indemnity, if required) in a form reasonably acceptable to Parent. Company Certificates, if any, shall forthwith be cancelled. Until so surrendered, outstanding Company Certificates will be deemed, from and after the Effective Time, to evidence only the right to receive the applicable Merger Consideration pursuant to Section 1.5(a).

(c)          Cancellation of Treasury Stock. At the Effective Time, each Company Unit owned by the Company immediately prior to the Effective Time shall be canceled and extinguished without any conversion or payment in respect thereof.

(d)          No Fractional Shares. No fraction of a Parent Share will be issued by virtue of the Merger or the transactions contemplated hereby. Only whole Parent Shares will be delivered to Members. In the event that a Member would receive a fractional Parent Share, Parent will pay the cash value of such fractional share to such Member (as determined based on the Parent Share Price).

(e)          Closing of the Company’s Transfer Books. At the Effective Time, the equity transfer books of the Company shall be closed, and there shall be no further registration of transfers on the records of the Surviving Company of Company Units that were outstanding immediately prior to the Effective Time.

(f)           Waiver of Appraisal Rights. Each Member acknowledges that he has voted or consented, in his capacity as a member of the Company, to approve the Merger. Each Member hereby irrevocably and unconditionally waives, and agrees to cause to be waived and to prevent the exercise of, any rights of appraisal and dissenters’ rights and any similar rights (including any notice requirements related thereto) relating to the Merger that such Member or any other Person may have by virtue of, or with respect to, any Company Units owned by such Member.

1.7          Closing Statement; Adjustment.

(a)          On the Closing Date, Members shall deliver to Parent a written statement (the “Estimated Closing Statement”) in form and substance reasonably satisfactory to Parent, setting forth Members’ good faith estimate as of the Closing Date of, and the components and calculation of, (i) the Closing Cash (the “Estimated Closing Cash”), (ii) the Closing Working Capital (the “Estimated Closing Working Capital”), (iii) the Closing Indebtedness (the “Estimated Closing Indebtedness”), and (iv) the Closing Transaction Expenses (the “Estimated Closing Transaction Expenses”). The Bonus Share Value shall not be included in the amount of Transaction Expenses for purposes of the adjustments set forth in this Section 1.7; provided, however, that all related Taxes (with respect to the delivery of Bonus Shares in payment of Transaction Bonuses) that constitute Transaction Expenses shall be included in amount of Transaction Expenses for purposes of the adjustments set forth in this Section 1.7. The Estimated Closing Statement, and the Estimated Closing Cash, Estimated Closing Working Capital, Estimated Closing Indebtedness, and Estimated Closing Transaction Expenses shall be adjusted as necessary on the Closing Date to reflect any adjustments reasonably requested by Parent and satisfactory to Members in their reasonable discretion. The Estimated Closing Statement shall set forth the Estimated Cash Payment based on such estimates.

(b)          Delivery of Closing Statement. Within 120 days after the Closing Date, Parent shall cause to be prepared and shall deliver to Members a statement (the “Final Closing Statement”) setting forth in reasonable detail (A) Parent’s calculation of (i) the Closing Cash,
(ii) the Closing Working Capital, (iii) the Closing Indebtedness, and (iv) the Closing Transaction Expenses; and (B) the calculation of the Final Cash Payment based thereon.

(c)          Cooperation. Parent and each Member shall, and shall use reasonable efforts to cause its respective Affiliates, agents and representatives to, cooperate and assist in the preparation of the Final Closing Statement and the calculation of the Closing Cash, Closing Working Capital, Closing Indebtedness and Closing Transaction Expenses and in the conduct of the reviews and dispute resolution process referred to in this Section 1.7.

(d)          Review Period. During the 30-day period following Members’ receipt of the Final Closing Statement, Members shall be permitted to review the working papers of Parent relating to the Final Closing Statement. The Final Closing Statement and the calculation of the Closing Cash, Closing Working Capital, Closing Indebtedness and Closing Transaction Expenses shall become final and binding upon the Parties for purposes of this Section 1.7 on the 30th day following delivery thereof, unless a Member gives written notice of their disagreement with the Final Closing Statement (“Notice of Disagreement”) to Parent prior to such date, which notice, to be valid, must comply in all material respects with this Section 1.7. Any Notice of Disagreement shall (i) specify in reasonable detail the nature of any disagreement so asserted, and include all supporting schedules, analyses, working papers and other documentation, (ii) include only disagreements based on Closing Cash, Closing Working Capital, Closing Indebtedness or Closing Transaction Expenses not being calculated in accordance with this Section 1.7, (iii) specify the line item or items in the calculation of Closing Cash, Closing Working Capital, Closing Indebtedness or Closing Transaction Expenses with which Members disagree and the amount of each such line item or items as calculated by Members, and (iv) include Members’ calculation of the Closing Cash, Closing Working Capital, Closing Indebtedness or Closing Transaction Expenses, as applicable. Members and Parent shall be deemed to have agreed with all items and amounts included in the calculation of the Closing Cash, Closing Working Capital, Closing Indebtedness or Closing Transaction Expenses delivered pursuant to Section 1.7(b) except such items that are specifically disputed in the Notice of Disagreement.

(e)          Resolution of Disputes. If Members deliver, in a timely manner, Notice of Disagreement pursuant to Section 1.7, then the Final Closing Statement (as revised in accordance with this Section 1.7(e)), and the resulting calculation of the Closing Cash, Closing Working Capital, Closing Indebtedness and Closing Transaction Expenses resulting therefrom, shall become final and binding upon the Parties for purposes of this Section 1.7 on the earlier of (i) the date any and all matters specified in the Notice of Disagreement are finally resolved in writing by Members and Parent and (ii) the date any and all matters specified in the Notice of Disagreement not resolved by Members and Parent are finally resolved in writing by the Independent Accountant. The Final Closing Statement shall be revised to the extent necessary to reflect any resolution by Members and Parent and any final resolution made by the Independent Accountant in accordance with this Section 1.7(e). During the 30-day period following the delivery of a timely Notice of Disagreement or such longer period as Members and Parent shall mutually agree, Members and Parent shall seek in good faith to resolve in writing any differences that they may have with respect to the matters specified in the Notice of Disagreement. If, at the end of such 30-day period (or such longer period as mutually agreed by Members and Parent), Members and Parent have not so resolved such differences, Members and Parent shall submit the dispute for resolution to BDO USA, P.C. or such other firm of accountants as the Parties may otherwise agree upon in writing (the “Independent Accountant”), for review and resolution of any and all matters which remain in dispute and which were included in the Notice of Disagreement in accordance with this Section 1.7. The determination of the Independent Accountant shall be based solely on the provisions of this Agreement and shall be final and binding upon the Parties. The Parties shall be entitled to have judgment entered upon the determination of the Independent Accountant in any court having jurisdiction over the Party against which such determination is to be enforced. The fees, costs, and expenses of the Independent Accountant shall be borne by Parent and Members in proportion to the manner in which the amount that is subject to dispute is determined in favor of, or adversely to, each Party. Each of Parent and Members shall bear all expenses of its or their own independent accountants incurred in connection with the preparation or review of the Final Closing Statement and any Notice of Disagreement.

(f)          Parent and Members acknowledge and agree that the purchase price adjustment provisions set forth in this Section 1.7 shall be the sole and exclusive remedy of Parent and Members with respect to (i) determining whether or not any adjustments would be made to the Merger Consideration pursuant to this Section 1.7, (ii) determining the amount of such amounts, and/or (iii) any other claims relating to the determination of Final Closing Statement pursuant to this Section 1.7; provided, however, that the provisions of this Section 1.7 shall not limit the rights of any Parent Indemnified Party for indemnification, pursuant to Section 7.2(a), for Closing Indebtedness or Transaction Expenses that are not included in the adjustments provided for in this Section 1.7.

(g)          Merger Consideration Adjustment.

(i)    If the Final Cash Payment is greater than the Estimated Cash Payment, then, within five Business Days of the determination of the Final Closing Statement, Parent shall pay Members an aggregate amount equal to such excess by wire transfer of immediately available funds to an account or accounts designated in writing by Members prior to the date when such payment is due.

(ii)    If the Final Cash Payment is less than the Estimated Cash Payment, then, within five Business Days of the determination of the Final Closing Statement, Members, jointly and severally, shall pay or cause to be paid to Parent an amount equal to such deficiency by wire transfer of immediately available funds to an account or accounts designated in writing by Parent prior to the date when such payment is due; provided, however, that Parent may (but shall not be obligated to) set off such amount against the Indemnification Holdback Amount pursuant to Section 7.4.

1.8          Payment of Indebtedness and Company Transaction Expenses. Members shall deliver with the Estimated Closing Statement delivered pursuant to Section 1.7(a): (i) with respect to the Estimated Closing Indebtedness, the name of each Person to which any Estimated Closing Indebtedness is owed and the amount owed to each such Person, and pay-off letters (including wire instructions for payment) in form and substance reasonably satisfactory to Parent executed at or prior to the Closing by all such Persons, and (ii) with respect to the Estimated Closing Transaction Expenses, the name of each Person to which any payment of any Estimated Closing Transaction Expenses is owed and the amount owed to each such Person, and copies of each invoice reflecting the Estimated Closing Transaction Expenses (including wire instructions for payment). Members hereby authorize and direct Parent to pay at the Closing, on behalf of the Company and Members (and apply to the payment of the Merger Consideration the amount of), the Estimated Closing Indebtedness and the Estimated Closing Transaction Expenses, in accordance with the payoff statements, invoices and wire instructions so provided by Members. Notwithstanding the foregoing, Parent may, in its sole discretion, elect not to repay on behalf of Members and the Company, at the Closing, any portion of the Closing Indebtedness, in which case such unpaid portion of the Closing Indebtedness shall remain a Liability of the Company, and shall be a part of the Closing Indebtedness for all purposes of this Agreement (including, without limitation, determining the Estimated Cash Payment and Final Cash Payment and for the adjustments provided in Section 1.7). The Parties shall cooperate in arranging for the repayment of the Estimated Closing Indebtedness and Estimated Closing Transaction Expenses at the Closing. Members shall cause the Company to facilitate such repayment and the release, in connection with such repayment, of any Encumbrances securing the Closing Indebtedness.

1.9          Indemnification Holdback. As security for the obligations of Members pursuant to this Agreement (including Section 1.7, Article VI, and Article VII), Parent shall withhold the Indemnification Holdback Amount from the Merger Consideration, and hold the Indemnification Holdback Amount during the Holdback Period, pursuant to the terms of this Agreement (including, without limitation, Section 7.4).

1.10        Additional Adjustment.

(a)          Notwithstanding anything in this Agreement to the contrary, if the Company Gross Revenue for each of the First Adjustment Year and the Second Adjustment Year (as set forth in the calculation delivered by Parent pursuant to Section 1.10(b)) is less than $16,900,000 (the “Gross Revenue Threshold”), then the Merger Consideration will be reduced by an amount equal to $2,000,000 (the “Revenue Adjustment Amount”). If the Merger Consideration is reduced as a result of this Section, the reduction will be paid solely from the Revenue Adjustment Holdback Amount, and Parent shall be entitled to retain, and Members shall have no right to, the Revenue Adjustment Holdback Amount (including the Revenue Adjustment Holdback Cash and the Revenue Adjustment Holdback Shares).

(b)          On or before the 30th day following the end of each calendar quarter during each Adjustment Year, Parent shall deliver to Members a report of Company Gross Revenue by customer for such calendar quarter.

(c)          On or before the 30th day following the end of each Adjustment Year, Parent shall deliver to Members Parent’s detailed calculation of Company Gross Revenue (together with quarterly reports of Company Gross Revenue by customer) for such Adjustment Year (the “Revenue Statement”). If the Company Gross Revenue in either Adjustment Year is equal to or greater than the Gross Revenue Threshold, then, within five business days after the delivery of the Revenue Statement, Parent shall (i) pay to Members the Revenue Adjustment Holdback Cash, by wire transfer of immediately available funds to one or more accounts that have been designated in writing by Members, and (ii) deliver to Members the Revenue Adjustment Holdback Shares. For the avoidance of doubt, if the Company Gross Revenue for the First Adjustment Year equals or exceeds the Gross Revenue Threshold, then Parent shall deliver the Revenue Adjustment Holdback Amount to Members following the First Adjustment Year, as provided in this Section, and the Merger Consideration shall no longer be subject to adjustment pursuant to this Section 1.10, and Parent shall not be required to deliver to Members a quarterly revenue report or a Revenue Statement for the Second Adjustment Year.

(d)          If the Company Gross Revenue, as set forth in the Revenue Statements, is less than the Gross Revenue Threshold in each of the Adjustment Years, then, at the time of delivery of the Revenue Statement pursuant to Section 1.10(c), (1) for the First Adjustment Year, Parent shall deliver to Members written notice that the Company Gross Revenue is less than the Gross Revenue Threshold (the “Revenue Notice”) and (2) for the Second Adjustment Year, Parent shall deliver to Members written notice that the Merger Consideration will be reduced by the Revenue Adjustment Amount (a “Revenue Adjustment Notice”). If Parent delivers a Revenue Notice or a Revenue Adjustment Notice, as applicable, then, for a period of 30 days after receipt of the Revenue Statement and the Revenue Notice or Revenue Adjustment Notice, Members shall have the right, at their cost and expense, to have an independent accounting firm selected by Members audit the books and records of the Surviving Company solely related to the calculation of the Company Gross Revenue for such Adjustment Year, and Parent shall cause the Surviving Company to provide reasonable access to such books and records on reasonable notice during regular business hours. If (i) such audit reveals an undercalculation of Company Gross Revenue, and (ii) the Company Gross Revenue, as adjusted following such audit, is equal to or greater than the Gross Revenue Threshold for such Adjustment Year, then (A) Parent shall not be entitled to reduce the Merger Consideration by the Revenue Adjustment Amount (and Parent shall deliver to Members the Revenue Adjustment Holdback Amount, as provided in Section 1.10(c); and (B) Parent shall reimburse Members for its reasonable audit costs.

(e)          After the Closing, Parent shall have sole discretion with regard to all matters relating to the operation of the Surviving Company. Notwithstanding the foregoing, during the Adjustment Year, Parent shall not (and shall cause the Surviving Company to not), directly or indirectly, take any actions that would have the intended purpose of reducing the Merger Consideration by the Revenue Adjustment Amount. If, during any Adjustment Year, Parent transfers or directs the business of any customer or any potential customer of the Surviving Company on the Company’s active prospect list as of the Closing (each, a “Company Customer”) to Parent or its other Affiliates (other than the Surviving Company) for services of the type which would ordinarily be carried out by the Company (or, after the Closing, the Surviving Company) in the conduct of the Business (“Transferred Company Business”), the amount of revenue generated by Parent or its other Affiliates from the Transferred Company Business during such Adjustment Year shall be included in calculating the Company Gross Revenue for purposes of the potential adjustment in this Section 1.10. If Parent, or in the event Parent previously transferred the business of any Company Customer to an Affiliate, its Affiliates, sells the business of any Company Customer to a third party during any Adjustment Year, the net proceeds received by Parent or its other Affiliates from such sale shall be included in calculating the Company Gross Revenue.

(f)           As security for the possible reduction of the Merger Consideration pursuant to this Section 1.10, Parent shall withhold the Revenue Adjustment Holdback Amount (through a holdback of the Revenue Adjustment Holdback Cash and the Revenue Adjustment Holdback Shares) from the Merger Consideration, and hold the Revenue Adjustment Holdback Amount and the Revenue Adjustment Holdback Shares until they are distributed to Members, or applied to the payment of the Revenue Adjustment Amount, pursuant to the terms of this Section 1.10. Members agree that Parent shall be entitled to set off, against the Revenue Adjustment Holdback Amount, the Revenue Adjustment Amount if due to Parent pursuant to this Section 1.10, which right may be exercised at any time after the Revenue Reduction Amount becomes due pursuant to Section 1.10(a). On the Closing Date, Parent shall direct its transfer agent to reserve for issuance a number of Parent Shares equal to the number of Revenue Adjustment Holdback Shares and Parent shall ensure that such Parent Shares shall remain reserved and eligible for distribution at all times until they are distributed to Members, or applied to the payment of the Revenue Adjustment Amount, pursuant to the terms of this Section 1.10.

1.11        Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Company with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company, the then current officers and directors or managers, as applicable, of Parent and Merger Sub and the officers and directors of the Company shall take all such lawful and necessary action.

1.12        Transaction Bonuses. In connection with the Merger, the Company and Members have agreed (a) to pay at the Closing transaction bonuses to certain employees of the Company, as set forth on Schedule 1.12 (the “Transaction Bonuses”), and (b) that a portion of the Transaction Bonuses payable to certain employees (the “Bonus Share Recipients”) will be paid by the delivery of an aggregate of 14,618 Parent Shares (“Bonus Shares”) that would otherwise have been included in the Parent Share Consideration. The Bonus Share Recipients, and the number of Bonus Shares payable to each of the Bonus Share Recipients with respect to Transaction Bonuses, are set forth on Schedule 1.12. Members and the Company hereby authorize and direct Parent to withhold the Bonus Shares from the Parent Share Consideration, and issue and deliver the Bonus Shares to the Bonus Share Recipients (in the respective amounts set forth on Schedule 1.12) at the Closing, on behalf of the Company in payment of Transaction Bonuses. For purposes of calculating the number of Bonus Shares issued in payment of Transaction Bonuses, the Bonus Shares shall be deemed to have a per share value equal to the Parent Share Price (and the aggregate value of the Bonus Shares, which is $1,574,650.96, is referred to as the “Bonus Share Value”). Prior to the payment of a Transaction Bonus to any recipient of a Transaction Bonus, the Company will enter into a transaction bonus agreement, in a form acceptable to Parent (a “Transaction Bonus Agreement”), with such recipient. Members shall deliver a copy of each Transaction Bonus Agreement to Parent.

ARTICLE II.
CLOSING

2.1          Closing Date. The closing of the transactions contemplated hereby (the “Closing”) shall take place at such place and time as is agreed in writing by Parent and the Company, or via electronic transmittal of documents, on the date of this Agreement (the “Closing Date”). For financial accounting and tax purposes, to the extent permitted by Law, the Closing shall be deemed to have become effective as of 11:59 p.m. on the Closing Date. This Agreement and all other agreements, certificates, documents and instruments furnished in connection with this Agreement or the other agreements, certificates, documents and instruments at the Closing shall be deemed to be delivered simultaneously on the Closing Date and may be delivered by means of an exchange of executed documents by facsimile or an attachment in “pdf” or similar format to an electronic mail message.

2.2          Closing Deliveries.

(a)          Deliveries by Parent. At the Closing, Parent shall deliver or cause to be delivered the following to Members or other Persons as specified below:

(i)    the amounts (including the Estimated Cash Payment and Parent Shares) set forth in Section 1.5(b), in accordance therewith;

(ii)    the Certificates of Merger, duly executed by Merger Sub, as applicable;

(iii)    a Registration Rights Agreement with respect to the Parent Shares, in substantially the form attached hereto as Exhibit A (the “Registration Rights Agreement”), duly executed by Parent;

(iv)    evidence that, at the Closing, Parent has purchased from one or more insurers (collectively, the “R&W Insurer”) a buyer’s representation and warranty insurance policy to be issued by the R&W Insurer for Parent’s benefit and on terms and conditions and with coverage limits satisfactory to Parent (the “R&W Insurance Policy”), as described in Section 5.6;

(v)    a written offer of employment for each Key Employee setting forth the terms upon which he will become or remain an employee of the Surviving Company after the Closing, duly executed by Parent and the Surviving Company (each, an “Employee Offer Letter” and collectively, the “Employee Offer Letters”);

(vi)    a lease agreement between the Surviving Company and MJB Real Estate LLC, an Affiliate of the Company, for the real property located at 340 Technology Lane, Gray, Louisiana, in a form reasonably acceptable to Parent (the “Lease Agreement”), duly executed by the Surviving Company; and

(vii)    such other agreements, certificates and documents as may be reasonably requested by the Company to effectuate or evidence the transactions contemplated hereby.

(b)          Deliveries by the Company and Members. At the Closing, the Company and Members shall deliver or cause to be delivered the following to Parent:

(i)    the Company Certificates for the Company Units, if any, as provided in Section 1.6(b);

(ii)    the Certificates of Merger, duly executed by the Company, if applicable;

(iii)    the Registration Rights Agreement, duly executed by Members and the Bonus Share Recipients;

(iv)    a lock-up agreement, in a form reasonably acceptable to Parent, duly executed by Members and each Bonus Share Recipient, with respect to the Parent Shares issued to them hereunder;

(v)    the Employee Offer Letters, duly executed by the Key Employees;

(vi)    a confidentiality, proprietary rights and restrictive covenant agreement in favor of Parent and the Surviving Company, in a form reasonably acceptable to Parent, duly executed by the Key Employees;

(vii)    a certificate of a Member (or an officer) of the Company certifying that attached thereto are true and complete copies of (A) the articles of organization of the Company, and all amendments thereto, as certified by the Secretary of State of Louisiana;
(B) the operating agreement of the Company, and all amendments thereto; and (C) a copy of all resolutions adopted by the Members of the Company authorizing the execution, delivery and performance of this Agreement and the other Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby, including the Merger;

(viii)    a certificate of good standing dated not more than 10 days prior to the Closing Date from (A) the Secretary of State of the State of Louisiana, attesting to the good standing in Louisiana of the Company, and (B) the secretary of state of each other state or jurisdiction attesting to the good standing of the Company, as applicable, in each other state or jurisdiction where the Company is qualified to transact business;

(ix)    the Estimated Closing Statement (together with all payoff statements and other documents that Members are required to deliver pursuant to Section 1.8 with respect to the Estimated Closing Indebtedness and the Estimated Closing Transaction Expenses);

(x)    the consents from Authorities or other Persons, if any, set forth on Schedule 3.3 in forms reasonably acceptable to Parent;

(xi)    such lien releases or other written evidence reasonably satisfactory to Parent, evidencing the release of all Encumbrances on the assets of the Company that are not Permitted Encumbrances;

(xii)    written confirmation of the termination, effective immediately prior to the Closing, of the 401(k) Plan and the Profit Sharing Programs, in accordance with Section 5.7;

(xiii)    the Spousal Consents, as contemplated by Section 5.8;

(xiv)    a Transaction Bonus Agreement between the Company and each Key Employee, duly executed by the Company and each Key Employee;

(xv)    the Lease Agreement, duly executed by MJB Real Estate LLC; and

(xvi)    such other agreements, certificates and documents as may be reasonably requested by Parent to effectuate or evidence the transactions contemplated hereby.

ARTICLE III.
REPRESENTATIONS AND WARRANTIES OF MEMBERS

Each Member, jointly and severally, makes the following representations and warranties to Parent:

3.1          Authority; Execution and Delivery. The Company’s execution and delivery of this Agreement and each of the other agreements, certificates, instruments and documents contemplated hereby (collectively, the “Ancillary Agreements”) to which the Company is a party, its compliance with the provisions hereof and thereof and the consummation of all of the transactions contemplated hereby and thereby, have all been duly and validly authorized by all necessary limited liability company action on the part of the Company. Each Member has all necessary power and authority, and the full legal capacity, to enter into and deliver this Agreement and each Ancillary Agreement to which such Member is a party, to carry out his obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. This Agreement and each Ancillary Agreement to which the Company or any Member is a party has been duly authorized, executed and delivered by the Company or such Member and constitutes a legal, valid and binding obligation of the Company or such Member, as applicable, enforceable against the Company or such Member in accordance with its terms and conditions, except as enforcement may be limited by General Enforceability Exceptions.

3.2          Organization. The Company is a limited liability company duly organized, validly existing, and in good standing under the laws of the State of Louisiana. The Company has all requisite power and authority to carry on its business. The Company is duly qualified to do business and is in good standing as a foreign corporation in all jurisdictions where the nature of the property owned or leased by it or the nature of the business conducted by it makes such qualification necessary. Schedule 3.2 sets forth a list of (i) all jurisdictions in which the Company is authorized to transact business, and (ii) all managers and officers of the Company. Members have provided to Parent true and complete copies of the Organizational Documents of the Company, all as amended to date.

3.3          No Conflict; Consents. The execution, delivery and performance by the Company and each Member of this Agreement and each Ancillary Agreement to which the Company and each Member is a party, and the consummation by the Company and each Member of the transactions contemplated hereby and thereby does not and will not, with or without the giving of notice or the lapse of time, or both, (a) violate any provision of any Law to which the Company or any Member is subject, (b) violate any provision of the Organizational Documents of the Company, or (c) except as set forth on Schedule 3.3, violate or result in a breach of or constitute a default (or an event which might, with the passage of time or the giving of notice, or both, constitute a default) under, or require the consent of any third party under, or result in or permit the termination or amendment of any provision of, or result in or permit the acceleration of the maturity or cancellation of performance of any obligation under, or result in the creation or imposition of any Encumbrance of any nature whatsoever upon any of the assets of the Company or any Member or give to others any interests or rights therein under, any Contract or Permit to which the Company or any Member is a party or by which the Company or any Member may be bound or affected. Except as set forth on Schedule 3.3, no consent, approval, or authorization of, or exemption by, or filing with, any Authority or other Person is required to be obtained or made by the Company or any Member in connection with the execution, delivery, and performance by the Company or any Member of this Agreement or any Ancillary Agreement to which the Company or any Member is a party, or the taking by the Company or any Member of any other action contemplated hereby or thereby.

3.4          Capitalization; Title to Company Units.

(a)           All of the Company Units have been duly authorized, are validly issued, fully paid and non-assessable, and Members are the record and beneficial owner of all Company Units, as set forth on Schedule 3.4(a), free and clear of all Encumbrances. The Company Units constitute all of the issued and outstanding membership units of, and a 100% membership interest in, the Company.

(b)          There are no outstanding or authorized options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the equity interests of the Company or obligating Members or the Company to issue or sell any membership units of, or any other interest in, the Company. The Company does not have any outstanding or authorized any unit appreciation, phantom unit, profit participation or similar rights. Except for the Operating Agreement, there are no voting trusts, buy-sell agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Company Units.

3.5          Subsidiaries. The Company does not (i) directly or indirectly own any stock of, equity interest in, or other investment in any other corporation, joint venture, partnership, trust or other Person or (ii) have any subsidiaries or any predecessors in interest by merger, liquidation, reorganization, acquisition or similar transaction.

3.6          Financial Statements; Undisclosed Liabilities. The books of account and related records of the Company fairly reflect the Company’s assets, Liabilities and transactions. Members have delivered to Parent true and current copies of the following financial statements (the “Financial Statements”): (a) the balance sheets of the Company as of December 31, 2023, December 31, 2022 and December 31, 2021 and the related statements of income and stockholder’s equity and cash flows for the years ended December 31, 2023, December 31, 2022 and December 31, 2021, and (b) the balance sheet of the Company as of the Interim Balance Sheet Date, and the related statement of income for the two-month period ended on the Interim Balance Sheet Date (the “Interim Financial Statements”). The Financial Statements (i) fairly present the financial position of the Company and the results of their operations and cash flows as of the respective dates and for the respective periods indicated therein and (ii) except as set forth on Schedule 3.6, have been prepared in accordance with GAAP, provided that the Interim Financial Statements are subject to normal year-end adjustments, none of which are expected to be material in amount or nature, and do not include disclosures normally made in footnotes. The Financial Statements have been prepared from and are in accordance with the books and records of the Company. The Company does not have any Liabilities except for (a) Liabilities reflected on or accrued and reserved against in the Interim Balance Sheet, or (b) Liabilities incurred in the Ordinary Course of Business after the Interim Balance Sheet Date (none of which is material or results from, arises out of, or relates to any material breach or violation of, or default under, a Contract or requirement of Law).

3.7          Absence of Certain Changes or Events. Except as set forth on Schedule 3.7, since December 31, 2023, the Company has conducted its business only in the Ordinary Course of Business and there has not been a Material Adverse Effect. Without limiting the foregoing, except as set forth on Schedule 3.7, since December 31, 2023, the Company has not (a) issued, purchased or redeemed any of its equity securities, or granted or issued any option, warrant or other right to purchase or acquire any such equity securities, (b) incurred or discharged any Liabilities, except Liabilities incurred or discharged in the Ordinary Course of Business
(c) encumbered any of its properties or assets, tangible or intangible, except for Encumbrances incurred in the Ordinary Course of Business, (d) (i) granted any increase in the salaries (other than normal increases for employees averaging not in excess of five percent per annum made in the Ordinary Course of Business) or other compensation or benefits payable or to become payable to, or any advance (excluding advances for ordinary business expenses consistent with past practice) or loan to, any officer, director, shareholder, member, partner, employee or independent contractor of the Company, (ii) made any payments to any pension, retirement, profit-sharing, bonus or similar plan except payments in the Ordinary Course of Business made pursuant to the Benefit Plans, (iii) granted or made any other payment of any kind to or on behalf of any officer, director, member, partner, shareholder, employee or independent contractor other than payment of base compensation and reimbursement for reasonable expenses in the Ordinary Course of Business, or (iv) except as contemplated by Section 5.7, adopted, amended or terminated any employee benefit plan (including any Benefit Plan) or any stay bonus, retention bonus, transaction bonus or change in control bonus plan or arrangement, other than, in any case, amendments required by applicable Law, (e) suffered any change or, to the knowledge of Members, received any threat of any change in any of its relations with, or any loss or, to the knowledge of Members, threat of loss of, any of the suppliers, clients, distributors, customers or employees that are material to the Business, including any loss or change which may result from the transactions contemplated by this Agreement, (f) disposed of or failed to keep in effect any rights in, to or for the use of any Permit material to the Business, (g) changed any method of keeping of its books of account or accounting practices, (h) disposed of or failed to keep in effect any rights in, to or for the use of any of the Intellectual Property material to the Business
(i) sold, transferred or otherwise disposed of any assets, properties or rights of the Business with a value in excess of $25,000, except inventory sold in the Ordinary Course of Business,
(j) entered into any transaction or Contract outside the Ordinary Course of Business or with any partner, shareholder, member, officer, director or other Affiliate of the Company or any Member, (k) made or authorized any single capital expenditure in excess of $25,000, or capital expenditures in excess of $50,000 in the aggregate, (l) changed or modified in any manner its existing credit, collection and payment policies, procedures and practices with respect to accounts receivable and accounts payable, respectively, including acceleration of collections of receivables, failure to make or delay in making collections of receivables (whether or not past due), acceleration of payment of payables or failure to pay or delay in payment of payables,
(m) incurred any material damage, destruction, theft, loss or business interruption, (n) made any declaration, payment or setting aside for payment of any distribution (whether in equity or property) with respect to any securities or interests of the Company, (o) made (except as consistent with past practice) or revoked any Tax election or settled or compromised any material Liability for Taxes with any Taxing Authority, (p) waived or released any material right or claim of the Company or incurred any modifications, amendments or terminations of any Contracts which are in the aggregate materially adverse to the Company or the Business, or
(q) instituted any material change in its conduct of the Business or any material change in its accounting practices or methods of cash management.

3.8          Title, Condition and Sufficiency of Assets; Rental Equipment.

(a)          The Company has good and valid title to, or a valid leasehold interest in, all property and other assets used by it in the operation of its Business (including, for the avoidance of doubt, all Rental Equipment), reflected in the Financial Statements or acquired after the Interim Balance Sheet Date, other than properties and assets sold, consumed or otherwise disposed of in the Ordinary Course of Business since the Interim Balance Sheet Date, free and clear of all Encumbrances, except for Permitted Encumbrances. None of the Members owns or uses, or has any rights to own or use, any real or personal property, tangible or intangible, or any other assets, used in the operation of the Business. Other than Rental Equipment leased to customers pursuant to a Material Contract identified on Schedule 3.12(a), no material personal property used in the business of the Company is located at any locations other than the Leased Real Property.

(b)          The buildings, plants, structures, fixtures, machinery, equipment, vehicles and other items of tangible personal property of the Company (including, for the avoidance of doubt, all Rental Equipment) are structurally sound, are in good condition and repair (except for ordinary wear and tear and routine maintenance in the Ordinary Course of Business), are adequate for the purposes for which they are presently used in the conduct of the Business, and comply with all applicable Laws. The buildings, plants, structures, fixtures, machinery, equipment, vehicles and other items of tangible personal property of the Company currently owned or leased by the Company constitute all of the assets, properties and rights necessary for the operation of the Business by the Company as the Business is currently conducted. No Person other than the Company owns any assets, properties and rights used in the Business, other than assets owned by third parties and used in the Business pursuant to a Material Contract identified on Schedule 3.12(a).

(c)          Schedule 3.8(c) sets forth a list of all material items of Rental Equipment currently leased or rented by the Company to a customer of the Company including, with respect thereto, the name of the customer that is renting such Rental Equipment and the location at which the Rental Equipment is being used or held. All Rental Equipment is in compliance with all applicable Laws governing the rental and use of such Rental Equipment. All Rental Equipment is clearly and properly identified as an asset of the Company, and the Company has taken all necessary or appropriate action under applicable Law (including, without limitation, the Uniform Commercial Code) to protect its ownership (or leasehold) interest in the Rental Equipment.

3.9          Real Property.

(a)          The Company does not own, and has never owned, any real property.

(b)          Schedule 3.9(b) sets forth the address of each parcel of real property leased by the Company (collectively, the “Leased Real Property”). All of the Leased Real Property is leased pursuant to valid, binding and enforceable leases listed on Schedule 3.9(b) (the “Real Property Leases”). The Leased Real Property comprises all of the real property used by the Company in the operation of the Business. Except as set forth on Schedule 3.9(b), with respect to each parcel of Leased Real Property, (i) there are no pending or, to the knowledge of Members, threatened condemnation proceedings or Actions relating to it, (ii) other than the Real Property Leases, there are no other leases, subleases, licenses or concessions, written or oral, granting to any Person the right to use or occupy any portion of the Leased Real Property,
(iii) the Company’s possession and quiet enjoyment of the Leased Real Property has not been disturbed and there are no disputes with respect to the Real Property Leases; (iv) no other party to such Real Property Lease is an Affiliate of, or otherwise has any economic interest in, the Company, except as set forth on Schedule 3.9(b); (v) the Company has not collaterally assigned or granted any Encumbrance (other than Permitted Encumbrances) in such Real Property Lease or any interest therein; (vi) there are no construction liens or similar Encumbrances with respect to the Leased Real Property; and (vii) no security deposit or portion thereof deposited with respect to such Real Property Lease has been applied in respect of a breach of or default under such Real Property Lease that has not been redeposited in full. The Company does not owe, nor will it owe in the future, any brokerage commissions or finder’s fees with respect to any of the Real Property Leases. Schedule 3.9(b) lists all amendments, modifications, estoppels, subordination, non-disturbance and attornment agreements and any other agreements or understandings related to the Leased Real Property or the Real Property Leases.

(c)          Neither the Company nor any Member has received written notice of any condemnation, expropriation or other proceeding in eminent domain affecting any parcel of Leased Real Property or any portion thereof or interest therein.

(d)          To the knowledge of Members, the Leased Real Property is in compliance with all applicable building, planning, zoning, subdivision, health and safety (including fire regulation), land use and other applicable Laws, and all insurance requirements affecting the Leased Real Property. The Company has not received any written notice of violation of any applicable Law or insurance requirements affecting the Leased Real Property and to the knowledge of Members, there is no basis for the issuance of any such notice or the taking of any action for such violation.

(e)          The current use and occupancy of the Leased Real Property and the operation of the Business of the Company as currently conducted thereon do not violate in any respect any easement, covenant, condition, restriction or similar provision in any instrument of record or, to the knowledge of Members, other unrecorded agreement affecting such Leased Real Property.

3.10        Accounts Receivable.

(a)          All of the Company’s accounts and notes receivable reflected on the Interim Balance Sheet and the accounts and notes receivable arising after the Interim Balance Sheet Date (collectively, the “Accounts Receivable”) represent amounts receivable for products actually delivered or services actually provided (or, in the case of non-trade accounts or notes represent amounts receivable in respect of other bona-fide business transactions), have arisen in the Ordinary Course of Business and have been or will be billed and are generally due within 90 days after such billing. Except as set forth on Schedule 3.10(a), all of the Accounts Receivable are and will be fully collectible within 90 days after billing, net of the reserves shown on the Interim Balance Sheet (or in the books of the Company, as applicable, if such Accounts Receivable were created after the Interim Balance Sheet Date). To the knowledge of Members, there is no contest, claim, or right of set-off under any Contract with any obligor of a material Account Receivable relating to the amount or validity of such Account Receivable.

(b)          Since December 31, 2023, there have not been any write-offs as uncollectible of the Company’s accounts receivable except for write-offs in the Ordinary Course of Business and not in excess of $10,000 in the aggregate.

3.11        Intellectual Property.

(a)          Schedule 3.11(a)(i) contains a true and complete listing of all the material items of Intellectual Property owned by the Company and other material intangible assets and properties owned by the Company, including, without limitation, each patent and registration which has been issued to the Company, and each pending application or application for registration made by the Company, with respect to the Intellectual Property of the Company (collectively, the “Material Owned Intellectual Property”). Schedule 3.11(a)(ii) contains a true and complete listing of all material items of Intellectual Property and other material intangible assets and properties owned by third parties which the Company has a right to use pursuant to a license, sublicense, agreement or permission (the “Licensed Intellectual Property”), other than Off-the-Shelf Software. The Material Owned Intellectual Property and the Licensed Intellectual Property constitute all material Intellectual Property and other intangible assets and properties used in connection with the conduct of the Business by the Company

(b)          Each item of Intellectual Property owned by the Company, including the Material Owned Intellectual Property, is valid and in full force and effect and is owned by the Company free and clear of all Encumbrances, other than Permitted Encumbrances, and other claims, including any claims of joint ownership or inventorship. All issuance, renewal, maintenance and other payments that are or have become due as of the date hereof with respect to the Material Owned Intellectual Property have been timely paid by or on behalf of the Company.

(c)          Except as set forth on Schedule 3.11(c): (i) the Company owns or possesses adequate licenses or other valid rights to use all Intellectual Property used by it in the conduct of the Business, (ii) the conduct of the Business of the Company does not infringe, misappropriate, dilute or conflict with, and has not conflicted with any Intellectual Property of any other Person, (iii) neither the Company nor any Member has received any notices alleging that the conduct of the Business, including the marketing, sale and distribution of the products and services of the Business, infringes, dilutes, misappropriates or otherwise violates any Person’s Intellectual Property, (iv) no current or former employee of the Company and no other Person owns or has any proprietary, financial or other interest, direct or indirect, in whole or in part, and including any rights to royalties or other compensation, in any of Intellectual Property owned or purported to be owned by the Company, (v) there is no agreement or other contractual restriction affecting the use by the Company of any of the Intellectual Property owned or purported to be owned by the Company, and (vi) Members do not have any knowledge of any present infringement, dilution, misappropriation or other violation of any of the Intellectual Property owned or purported to be owned by the Company by any Person, and the Company has not asserted any claim or objection against any Person for any such infringement or misappropriation.

(d)          The information technology systems owned, leased, licensed or otherwise used in the conduct of the Business, including all computer software, hardware, firmware, process automation systems and telecommunications systems used by the Company in the Business (the “IT Systems”) perform reliably and in material conformance with the documentation and specifications for such systems. The Company has taken commercially reasonable steps to ensure that the IT Systems do not contain any viruses, “worms,” disabling or malicious code, or other anomalies that would materially impair the functionality of the IT Systems. The Company has taken commercially reasonable steps to provide for the backup, archival and recovery of the critical business data of the Company. The Company has taken commercially reasonable measures to maintain the confidentiality and value of all of its trade secrets.

3.12        Material Contracts.

(a)          Schedule 3.12(a) contains a complete and accurate list of all Material Contracts (classified (i) through (xv), as applicable, based on the definition of Material Contracts). As used in this Agreement, “Material Contracts” means all Contracts of the following types to which the Company is a party or by which the Company or any of its properties or assets is bound: (i) any real property leases; (ii) any labor or employment-related agreements; (iii) any joint venture and limited partnership agreements; (iv) mortgages, indentures, loan or credit agreements, security agreements and other agreements and instruments relating to the borrowing of money or extension of credit; (v) agreements for the sale of goods or products or performance of services by or with any vendor or customer (or any group of related vendors or customers) including, without limitation, all Contracts relating to the lease or rental of any Rental Equipment; (vi) lease agreements for machinery and equipment, motor vehicles, or furniture and office equipment or other personal property by or with any vendor (or any group of related vendors); (vii) agreements restricting in any manner the right of the Company to compete with any other Person, or restricting the right of the Company to sell to or purchase from any other Person; (viii) agreements between the Company and any of its Affiliates; (ix) guaranties, performance, bid or completion bonds, surety and appeal bonds, return of money bonds, and surety or indemnification agreements; (x) custom bonds and standby letters of credit; (xi) any license agreement or other agreements to which the Company is a party regarding any Intellectual Property of others, excluding Off-the-Shelf Software; (xii) other agreements, contracts and commitments which (A) cannot be terminated by the Company on notice of 30 days or less or (B) require payment by the Company of $5,000 or more upon termination;
(xiii) powers of attorney; (xiv) any agreements or arrangements with any employees, sales representatives, consultants, independent contractors, agents or other representatives of the Company (including sales commission agreements or arrangements); and (xv) each other agreement or contract to which the Company is a party or by which the Company or their respective assets are otherwise bound which is material to its Business, operation, financial condition or prospects.

(b)          Each Material Contract is valid, binding and enforceable against the Company and the other parties thereto in accordance with its terms and is in full force and effect, except as enforcement may be limited by General Enforceability Exceptions. The Company and, to the knowledge of Members, each of the other parties thereto, have performed all obligations required to be performed by them under, and are not in default under, any of such Contracts and no event has occurred which, with notice or lapse of time, or both, would constitute such a default. The Company has not received any written claim from any other party to any Contract that the Company has breached any obligations to be performed by it thereunder, or is otherwise in default or delinquent in performance thereunder. Members have furnished to Parent a true and complete copy of each Material Contract required to be disclosed on Schedule 3.12(a).

3.13        Litigation. Except as set forth on Schedule 3.13, there is no, and during the last five years there has not been any, dispute, claim, action, suit, proceeding, review, arbitration, audit or investigation (collectively, “Action”) before any Authority pending or, to the knowledge of Members, threatened against the Company or any of its properties or assets or (to the extent the Company may have an obligation to provide indemnification or may otherwise become liable) any of its members, officers, directors or employees. The Company is not a party to or bound by any outstanding Governmental Order with respect to or affecting the properties, assets, personnel or Business of the Company. Members have provided Parent with a list setting forth a general description of settlements (regarding any actual or threatened Action) occurring since January 1, 2019 binding on the Company.

3.14        Compliance with Laws; Permits. The Company is, and for the past five years has been, in compliance with all applicable Laws. Set forth on Schedule 3.14 are all governmental or other industry permits, registrations, certificates, certifications, exemptions, licenses, franchises, consents, approvals and authorizations (“Permits”) necessary for the conduct of the Business of the Company as presently conducted, each of which the Company validly possesses and is in full force and effect. No notice, citation, summons or order has been issued, no complaint has been filed and served, no penalty has been assessed and written notice thereof given, and no investigation or review is pending or, to the knowledge of Members, threatened with respect to the Company, by any Authority with respect to any alleged (a) violation in any material respect by the Company of any Law, or (b) failure by the Company to have, or comply with, any Permit required in connection with the conduct of its Business.

3.15        Environmental Matters. The Company is conducting, and for the past five years has conducted, its operations and the Business (including, for the avoidance of doubt, the rental, use, operation, maintenance, and repair of the Rental Equipment), and has occupied and operated the Leased Real Property in compliance with all Environmental Laws. The Company holds and is in compliance with all Permits required under Environmental Laws for its operation and the conduct of its Business, and all such Permits are in full force and effect. There is no Action relating to or arising under Environmental Laws that is pending or, to the knowledge of Members, threatened against or affecting the Company or any real property currently or, to the knowledge of Members, formerly owned, operated or leased by the Company. The Company has not received any written or other notice of, or entered into or assumed by Contract or operation of laws or otherwise, any obligation, Liability, order, settlement, judgment, injunction or decree relating to or arising under Environmental Laws, and no facts, circumstances or conditions exist with respect to the Company or any property currently or formerly owned, operated or leased by the Company or any property to or at which the Company transported or arranged for the disposal or treatment of Hazardous Materials that would reasonably be expected to result in the Company incurring Environmental Liabilities. No authorization, notification, recording, filing, consent, waiting period, remediation, or approval is required under any Environmental Laws in order to consummate the transaction contemplated hereby.

3.16        Taxes.

(a)          Except as set forth on Schedule 3.16(a), (i) the Company and each Member has timely filed or caused to be filed with the appropriate federal, state, local and foreign governmental entity or other authority (individually or collectively, “Taxing Authority”) all Tax Returns required to be filed with respect to the Company, and the Company has timely paid or remitted in full or caused to be paid or remitted in full all Taxes required to be paid with respect to the Company (whether or not shown due on any Tax Return); (ii) all Tax Returns are true, correct and complete; and (iii) there are no liens for Taxes upon the Company or their respective assets, except liens for current Taxes not yet due and payable. Neither the Company nor any Member has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Taxes with respect to the Company. Members have disclosed on their Tax Returns all positions taken therein with respect to the Company that could give rise to a substantial understatement of Tax within the meaning of Section 6662 of the Code.

(b)          There is no Action now pending against the Company or any Member, in respect of any Tax with respect to the Company, and no notification of an intention to examine, request for information related to Tax matters or notice of deficiency or proposed adjustment for any amount of Tax has been received by the Company or any Member. No Taxing Authority with which the Company or any Member does not file Tax Returns has claimed that the Company or any Member is or may be subject to taxation by that Taxing Authority with respect to the Company. The Company has not commenced activities in any jurisdiction that will result in an initial filing of any Tax Return with respect to Taxes imposed by a Taxing Authority that the Company had not previously been required to file in the immediately preceding taxable period.

(c)          The Company has withheld and paid to the proper Taxing Authority all Taxes that it was required to withhold and pay, and has properly completed and timely filed all information returns or reports, including IRS Forms 1099 and W-2, that are required to be filed and has accurately reported all information required to be included on such returns or reports. All Taxes associated with taxable fringe benefits, that the Company is (or was) required by Law to withhold or collect in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, member or other third party have been duly withheld or collected, and have been timely paid over to the proper Taxing Authority to the extent due and payable.

(d)          There is no Tax sharing or allocation agreement, arrangement or Contract with any Person pursuant to which the Company would have liability for Taxes of another Person following the Closing. The Company (i) has not been a member of an affiliated group under Section 1504(a) of the Code or any similar group defined under a similar provision of state, local, or non-U.S. law, or (ii) does not have any liability for Taxes of another Person under Section 1.1502-6 of the Treasury Regulations (or any similar provision or state, local, or non-U.S. law), as a transferee or successor, by contract, or otherwise.

(e)          Neither the Company nor any Member is or has been a party to any “listed transaction,” as defined in Section 6707A(e)(2) of the Code and Section 1.6011-4(b)(2) of the Treasury Regulations.

(f)           The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) change in method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date; (B) “closing agreement,” as described in Code Section 7121 (or any corresponding provision of state, local, or non-U.S. income Tax law); (C) intercompany transaction, as defined in Section 1.1502-13 of the Treasury Regulations, or any excess loss account, as defined in Section 1.1502-19 of the Treasury Regulations, (or any corresponding provision of state, local or non-U.S. income Tax law); (D) installment sale or open transaction made on or prior to the Closing Date; (E) prepaid amount received on or prior to the Closing Date; or (F) election under Code Section 108(i).

(g)          The Company has collected all sales Tax in the ordinary course of business and remitted such sales tax amount to the applicable Authority, or has collected sales tax exemption certificates from all entities from which the Company does not collect sales tax.

(h)          The Company has not distributed the stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code Section 355 or Code Section 361.

(i)           The Company has never (i) had a permanent establishment in any country other than the country under the Law of which it is organized, as defined in any applicable treaty or convention between such country and the jurisdiction of the entity’s incorporation or formation or (ii) engaged in activities in any jurisdiction other than the jurisdiction under the Law of which it is organized that would subject it to taxation by such jurisdiction.

(j)           Neither the Company nor any Member has entered into any closing agreement or requested any private letter ruling, technical advice memoranda or similar agreements or rulings relating to Taxes or Tax items with any Taxing Authority with respect to the Company.

(k)          Neither the Company nor any Member is a “foreign person” as that term is used in Treasury Regulation Section 1.1445-2.

(l)           Neither the Company nor any Member has received, directly or indirectly, any Tax credits, grants, subsidies, loan guarantees, or other forms of preferential treatment or assistance from any Authority with respect to the Company. The consummation of the transaction contemplated by this Agreement will not result in the loss of any Tax holiday, Tax abatement or similar Tax benefit.

3.17        Employee Relations.

(a)          Schedule 3.17(a) sets forth a true and complete list setting forth the name, position, job location, salary or wage rate, commission status, date of hire, full- or part-time status, active or leave status and “exempt” or “non-exempt” status, for each employee or individual service provider of the Company as of the date hereof (including any individual absent due to short-term disability, family or medical leave, military leave or other approved absence). Except as set forth on Schedule 3.17(a), the Company is not party to any management, employment, consulting or other agreements or understandings with any individual providing for employment for a defined period of time or on an other than “at-will” basis or for termination or severance benefits.

(b)          The Company is not: (i) a party to or otherwise bound by any collective bargaining or other type of union agreement, (ii) a party to, involved in or, to the knowledge of Members, threatened by, any material labor dispute or material unfair labor practice charge, or (iii) currently negotiating any collective bargaining agreement, and the Company has not experienced any work stoppage during the last three years. To the knowledge of Members, no organizational effort is presently being made or is currently threatened by or on behalf of any labor union with respect to any group of employees of the Company.

(c)          The Company is, and for the past five years has been, in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment and wages and hours, unemployment insurance, worker’s compensation, equal employment opportunity, employment discrimination and immigration control. Except as disclosed on Schedule 3.17(c), there are no outstanding claims against the Company or the Benefit Plans (other than routine claims for benefits under such plans), whether under Law, regulation, Contract, policy or otherwise, asserted by or on behalf of any present or former employee or job applicant of the Company on account of or for (i) overtime pay, other than overtime pay for work done in the current payroll period, (ii) wages or salary for a period other than the current payroll period, (iii) any amount of vacation pay (including paid time off) or pay in lieu of vacation time off (including paid time off), other than vacation time off or pay (including paid time off) in lieu thereof earned in or in respect of the current fiscal year, (iv) any amount of severance pay or similar benefits, (v) unemployment insurance benefits, (vi) workers’ compensation or disability benefits, (vii) any violation of any Law relating to employment terminations, layoffs, or discipline, (viii) any violation of any Law relating to employee “whistleblower” or “right-to-know” rights and protections, (ix) any violation of any Law relating to the employment obligations of federal contractors or subcontractors, (x) any violation of any Law relating to minimum wages or maximum hours of work, or (xi) unfair labor practices, and none of the Members is aware of any such claims which have not been asserted. No Person (including any Authority) has asserted or, to the knowledge of Members, threatened any claims against the Company or any of its predecessors under or arising out of any regulation relating to equal opportunity employment, discrimination, harassment, or occupational safety in employment or employment practices.

(d)          The Company has properly classified all employees, leased employees, consultants, independent contractors and all other Persons providing services to the Company for all purposes (including, without limitation, for all Tax purposes and for purposes related to eligibility to participate in or accrue a benefit under the Benefit Plans), and has withheld and paid all applicable Taxes and made all appropriate filings in connection with services provided by such Persons to the Company. The Company has properly classified all employees as “exempt” or “non-exempt” under the Fair Labor Standards Act and similar state or local Law.

(e)          The Company has not conducted any mass layoffs or plant closings as defined by the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar foreign, state or local Law.

3.18        Employee Benefit Matters.

(a)          Schedule 3.18(a) lists all “employee benefit plans,” as defined in Section 3(3) of ERISA and all other retirement, pension, profit sharing, stock bonus, stock, restricted stock, stock option, stock purchase, equity-based, profits interest, phantom equity, employment, service, retainer, compensation, consulting, change in control, welfare, health (including medical, dental and vision), life, disability, group insurance, savings, deferred compensation, bonus or incentive compensation, paid time off, severance, salary continuation, retention, indemnification and fringe benefit and perquisite (including but not limited to benefits relating to automobiles, clubs, vacation, child care, parenting, sabbatical, sick leave, and tuition reimbursement) agreements, arrangements, plans, programs, Contracts, policies, or practices maintained, contributed to, or required to be contributed to by the Company or any ERISA Affiliate for the benefit of any current or former employee, officer, director, member, partner or independent contractor of the Company or with respect to which the Company or any ERISA Affiliate may have any Liability, whether contingent or otherwise (the “Benefit Plans”). In the case of each “employee welfare benefit plan” as defined in Section 3(1) of ERISA, Schedule 3.18(a) discloses whether such plan is (i) unfunded, (ii) funded through a “welfare benefit fund,” as such term is defined in Code Section 419(e), or other funding mechanism or (iii) insured.

(b)          As applicable, with respect to each Benefit Plan, Members have delivered or made available to Parent true and complete copies of (i) all plan documents (including all amendments and modifications thereof) and in the case of an unwritten Benefit Plan, a written description thereof, (ii) the current summary plan description and each summary of material modifications thereto, (iii) the most recent IRS determination, advisory or opinion letter, (iv) all funding and administrative arrangement documents, including trust agreements, insurance contracts, custodial agreements, investment manager agreements and service agreements, (v) for the three most recent years, the filed Form 5500 for each Benefit Plan required to file Form 5500; and (vi) all communications, records, notices and filings received from or sent to the IRS, Department of Labor or Pension Benefit Guaranty Corporation within the past five years.

(c)          The Company and each ERISA Affiliate are in compliance in all material respects with the provisions of ERISA, the Code and all other Laws applicable to the Benefit Plans (including all applicable aspects of the Patient Protection and Affordable Care Act, as amended, and the Health Insurance Portability and Accountability Act of 1996, as amended). Each Benefit Plan has been maintained, operated and administered in compliance in all material respects with its terms and any related documents or agreements and the applicable provisions of ERISA, the Code and all other Laws. Neither the Company nor any ERISA Affiliate has incurred, and none could reasonably be expected to incur an employer shared responsibility penalty under Section 4980H of the Code. The Company and each ERISA Affiliate have timely and accurately satisfied their reporting obligations under Sections 6055 and 6056 of the Code.

(d)          No Benefit Plan provides for or continues medical or health benefits, or life insurance or other welfare benefits (through insurance or otherwise) for any Person or any dependent or beneficiary of any Person beyond termination of service or retirement other than coverage mandated by Law, and neither the Company nor any ERISA Affiliate has made a written or oral promise, or any communication that could reasonably be expected to promise, to any Person to provide any such benefits.

(e)          No Benefit Plan is (or at any time has been), and neither the Company nor any ERISA Affiliate (i) has ever contributed to, or been required to contribute to, or has any liability (contingent or otherwise) under or with respect to, and no current or former employees of the Company or any ERISA Affiliate currently participate or ever have participated in (with respect to their employment with the Company or an ERISA Affiliate) any employee benefit plan that is (i) subject to Part 3, Subtitle B of Title I of ERISA, Title IV of ERISA or Code Section 412, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) a “multiple employer plan” as described in Section 413(e) of the Code, (iv) a “voluntary employees’ beneficiary association” (as defined in Section 501(e)(9) of the Code), or (v) a “multiple employer welfare arrangement” (as defined in Section 3(40)(A) of ERISA).

(f)           All Benefit Plans which are “employee pension benefit plans” within the meaning of Section 3(2) of ERISA and which are intended to meet the qualification requirements of Code Section 401(a) now meet, and at all times since their inception have met, the requirements for such qualification, and the related trusts are now, and at all times since their inception have been, exempt from taxation under Code Section 501(a). Each Benefit Plan that is intended to be qualified under Code Section 401(a) has received a favorable determination letter (or an opinion or advisory letter on which it is entitled to rely) from the IRS that such Benefit Plan is qualified under Code Section 401(a). No event has occurred that will or could give rise to the revocation of any applicable determination letter or the loss of the right to rely on any applicable opinion or advisory letter, or the disqualification or loss of tax-exempt status of any such Benefit Plan or trust under Code Sections 401(a) or 501(a).

(g)          All contributions (including all employer contributions and employee salary reduction contributions) and premium payments which are or have been due have been paid to or with respect to each Benefit Plan within the time required by Law. All required or discretionary (in accordance with historical practices) payments, premiums, contributions, reimbursements, or accruals for all periods ending prior to or as of the Closing Date shall have been made or properly accrued on the Interim Balance Sheet or will be properly accrued on the books and records of the Company and each ERISA Affiliate as of the Closing Date. None of the Benefit Plans has any unfunded Liabilities which are not reflected on the Interim Balance Sheet. Neither the Company nor any ERISA Affiliate has any assets subject to (or expected to be subject to) a lien for unpaid contributions to any Benefit Plan.

(h)          The Company’s execution of, and performance of the transactions contemplated by, this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) (i) constitute an event under any Benefit Plan or related agreement, trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting (other than vesting required due to the termination of tax-qualified retirement plans, which shall not require an additional contribution to such plans), distribution, increase in benefits, or other obligation to fund benefits with respect to any Person or (ii) result in the triggering or imposition or any restrictions or limitations on the right of the Company or any ERISA Affiliate to amend or terminate any Benefit Plan (or result in any adverse consequence for so doing). The execution of this Agreement, and performance of the transactions contemplated hereby, will not (either alone or upon the occurrence of any additional or subsequent events) result in any payment or benefit that will or may be made by the Company that may be characterized as “excess parachute payment,” within the meaning of Section 280G(b)(1) of the Code. The Company does not have any Liability or obligation to make a payment that is not or will not be deductible under Code Section 280G. No Person is entitled to receive any additional payment (including any tax gross-up or other payment) as a result of the imposition of the excise taxes required by Code Section 4999.

(i)           There are no pending or, to the knowledge of Members, threatened Actions by or on behalf of any Benefit Plan, any employee or beneficiary covered under any Benefit Plan, any Authority with respect to a Benefit Plan, or otherwise involving any Benefit Plan (other than routine claims for benefits). No Benefit Plan is under audit or investigation by any Authority and, to the knowledge of Members, no such audit or investigation is threatened.

(j)           Each of the Benefit Plans can be terminated at any time in the sole discretion of the plan sponsor, without any additional contribution to such Benefit Plan or the payment of any additional compensation or amount or acceleration of any benefits (other than accelerated vesting with respect to tax-qualified retirement plans, which shall not require any additional contribution to be made). Nothing prohibits the prompt distribution of all amounts under any Benefit Plan subject to Section 401(a), 403(a) or 403(b) of the Code, provided that such Benefit Plan is terminated by the plan sponsor prior to Closing.

(k)          Each Benefit Plan that constitutes a “non-qualified deferred compensation plan” within the meaning of Code Section 409A, complies (and has at all relevant times complied) in both form and operation with the requirements of Code Section 409A so that no amount paid pursuant to any such Benefit Plan is or will be subject to tax under Code Section 409A; and neither the Company nor any ERISA Affiliate is or has been required to report any Taxes due as a result of a failure of a Benefit Plan to comply with Code Section 409A. With respect to each Benefit Plan, neither the Company nor any ERISA Affiliate has any indemnity obligation for any Taxes or interest imposed or accelerated under Code Section 409A.

3.19        Transactions with Related Parties. Except as described on Schedule 3.19, since January 1, 2020, no member, equityholder, officer, manager or director of the Company, nor any Affiliate of the Company or of any such Person, has or had:

(a)          any contractual or other claims, express or implied, of any kind whatsoever against the Company;

(b)          any interest in any property or assets used by the Company;

(c)          any direct or indirect ownership or other interest in any competitor of the Company; or

(d)          engaged in any other material transaction with the Company (other than employment relationships at the salaries disclosed in the Schedules to this Agreement).

Except as described on Schedule 3.19, no stockholder, officer or director of the Company, nor any Affiliate of such Person, has outstanding any loan, guarantee or other obligation of borrowed money made to or from the Company.

3.20        Insurance.

(a)          The Company maintains, with financially sound and reputable insurers, insurance with respect to its properties and Business against loss or damages of the kinds customarily insured against by companies of established reputation engaged in the same or similar businesses as the Company, as applicable, in such amounts that (i) are commercially reasonable and customarily carried under similar circumstances by such other companies, and (ii) satisfy the Company’s obligations to maintain insurance under all Contracts to which the Company is a party.

(b)          Schedule 3.20(b)(i) contains a complete and correct list of all policies and Contracts for insurance (including coverage amounts and expiration dates) of which the Company is the owner, insured or beneficiary, or covering the Company’s properties or assets. All such policies are outstanding and in full force and effect. The Company is not in default with respect to any provision contained in any such policy, nor has the Company failed to give any notice or present any claim under any such policy in a timely fashion or in the manner or detail required by the policy. Except as set forth on Schedule 3.20(b)(ii): (i) all of such coverages are provided on a “claims made” (as opposed to “occurrence”) basis; (ii) there are no outstanding claims under such policies; (iii) there are no premiums or claims due under such policies which remain unpaid; (iv) no notice of cancellation or non-renewal with respect to, or disallowance (other than reservation of rights by the insurer) of any material claim under, any such policy has been received; and (v) the Company has not been refused any insurance, nor have any of its coverages been limited by any insurance carrier to which it has applied for insurance or with which has carried insurance.

3.21        Relationship with Significant Customers. The Company has not received any written or, to the knowledge of Members, oral communication or notice from any Significant Customer stating that any Significant Customer (a) has ceased, or will cease, to use the products or services of the Company, (b) has substantially reduced, or will substantially reduce, the use of such products or services at any time, or (c) will otherwise materially and adversely modify its business relationship with the Company (whether as a result of the consummation of the transactions contemplated hereby or otherwise). “Significant Customer” means, with respect to the Company, the top 20 customers of the Company, as applicable, by dollar volume of sales, for the two-month period ended on February 29, 2024 and the fiscal year ended December 31, 2023, as set forth on Schedule 3.21.

3.22        Relationship with Significant Suppliers. The Company has not received any written or, to the knowledge of Members, oral communication or notice from any Significant Supplier stating that any Significant Supplier, (a) will stop, materially decrease the rate of, or materially and adversely change the terms (whether related to payment, price or otherwise) with respect to, supplying materials, products or services to the Company (whether as a result of the consummation of the transactions contemplated hereby or otherwise) or (b) will otherwise materially and adversely modify its business relationship with the Company. “Significant Supplier” means, with respect to the Company, the top 20 suppliers to the Company, as applicable, by dollar volume of purchase, for the two-month period ended on February 29, 2024 and for the fiscal year ended December 31, 2023, as set forth on Schedule 3.22.

3.23        Anti-Corruption Laws. Without limiting the generality of Section 3.14, since January 1, 2019, none of Members, the Company or, to the knowledge of Members, anyone acting on the Company’s behalf has: (i) violated, or engaged in any activity, practice or conduct which would violate, any Anti-Corruption Law; (ii) used corporate funds or assets for any unlawful contribution, gift, entertainment or other unlawful expense, or made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment; or (iii) directly, or indirectly through its agents, representatives or any other Person authorized to act on its behalf, offered, promised, paid, given, or authorized the payment or giving of money or anything else of value; in each case, to any Government Official or Person while knowing or having reason to believe that some portion or all of the payment or thing of value will be offered, promised, or given, directly or indirectly, to a Government Official or another Person; for the purpose of (x) influencing any act or decision of such Government Official or such Person in his, her or its official capacity, including a decision to do or omit to do any act in violation of his, her or its lawful duties or proper performance of functions, (y) inducing such Government Official or such person or entity to use his, her or its influence or position with any Governmental Authority or other person or entity to influence any act or decision, or (z) in order to obtain or retain business for, direct business to, or secure an improper advantage for, the Company.

3.24        Privacy Laws. Without limiting the generality of Section 3.14, the Company has complied in all material respects with all applicable Privacy Laws. There are no restrictions on the collection, use, disclosure and retention of Personal Information by the Company except as provided by Privacy Laws. There are no Actions, whether statutory or otherwise, pending, ongoing, or to the knowledge of Members, threatened with respect to the collection, use, disclosure or retention of Personal Information by the Company. No decision, judgment, order or award, whether statutory or otherwise is pending or has been made and no notice has been received pursuant to any Privacy Laws requiring the Company to take or refrain from taking any action with respect to Personal Information.

3.25        Product and Service Warranties. Except as set forth on Schedule 3.25 and except for warranties under applicable Law (if any), (a) there are no warranties, express or implied, written or oral, with respect to the products and services of the Company, and (b) there are no pending or, to the knowledge of Members, threatened claims with respect to any such warranties.

3.26        Banking Relationships. Schedule 3.26 sets forth (a) a list of each account, lock box or safe deposit box of the Company (including any necessary identifying information), and (b) the name of each Person authorized to draw thereon or to have access thereto and the name of each Person or entity, if any, holding powers of attorney with respect thereto or any other powers of attorney.

3.27        Inventory. All inventory of the Company, whether or not reflected in the Interim Balance Sheet, consists of a quality and quantity usable and salable in the ordinary course of business consistent with past practice, except for obsolete, damaged, defective or slow-moving items that have been written off or written down to fair market value or for which adequate reserves have been established. All such inventory is owned by the Company free and clear of all Encumbrances, other than Permitted Encumbrances, and no inventory is held on a consignment basis. The quantities of each item of inventory (whether raw materials, work-in-process or finished goods) are not excessive, but are reasonable in the present circumstances of the Company.

3.28        Books and Records. The minute books and membership unit record books of the Company, all of which have been made available to Parent, are complete and correct and have been maintained in accordance with sound business practices. The minute books of the Company contain accurate and complete records of all meetings, and actions taken by written consent of, the members, the board of managers and any committees of the board of managers of the Company. At the Closing, all of those books and records will be in the possession of the Company.

3.29        Purchase for Investment. Each Member acknowledges that the Parent Shares that will be issued pursuant to this Agreement are “restricted securities” and have not been registered under the Securities Act or under any state securities laws. With respect to any Parent Shares delivered to Members pursuant to this Agreement, each Member (a) is acquiring the Parent Shares pursuant to an exemption from registration under the Securities Act for his own account solely for investment with no present intention or plan to distribute any of the Parent Shares to any Person nor with a view to or for sale in connection with any distribution thereof, in each case in violation of the Securities Act; (b) will not sell or otherwise dispose of any of the Parent Shares, except in compliance with Rule 144 promulgated under the Securities Act (the “Rule”) or pursuant to his rights under the Registration Rights Agreement; (c) is an “accredited investor” (as that term is defined by Rule 501 of the Securities Act); and (d) is not a registered broker-dealer registered under Section 15(a) of the Exchange Act, or a member of FINRA or an entity engaged in the business of being a broker-dealer. Neither Members nor any of their respective Affiliates are affiliated with any broker-dealer registered under Section 15(a) of the Exchange Act, or a member of FINRA or an entity engaged in the business of being a broker-dealer.

3.30        Legend. Each Member acknowledges that all certificates, including book-entry representations of certificates, or other instruments representing Parent Shares issued hereunder will bear legends substantially to the following effect (in addition to any legend required under applicable federal, state, local or non-United States law):

“THE SECURITIES REPRESENTED BY THIS INSTRUMENT HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE TRANSFERRED, SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF EXCEPT WHILE A REGISTRATION STATEMENT RELATING THERETO IS IN EFFECT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT AND SUCH LAWS. ANY ATTEMPT TO TRANSFER, SELL, OFFER TO SELL, PLEDGE, HYPOTHECATE OR OTHERWISE DISPOSE OF THIS INSTRUMENT IN VIOLATION OF THESE RESTRICTIONS SHALL BE VOID.”

3.31        Registration Rights. Each Member acknowledges and understands that, except as provided in the Registration Rights Agreement, Parent is under no obligation to register the Parent Shares for public sale in the future, that any sales made publicly under the Rule must be made in accordance with the procedures of that Rule, and that any other resale of the Parent Shares may require compliance with some other exemption from registration under the Securities Act. Each Member further acknowledges that if an exemption from registration under the Securities Act is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Parent Shares, and requirements relating to Parent which are outside of such Member’s control, and which Parent is under no obligation and may not be able to satisfy.

3.32        Sophisticated Investor. Each Member is knowledgeable, sophisticated and experienced in making, and is qualified to make, decisions with respect to investments in shares representing an investment decision like that involved in the issuance of the Parent Shares, and has requested, received, reviewed and considered all information it deems relevant in making an informed decision to evaluate the merits and risks of acquiring the Parent Shares, and can bear the economic risk and complete loss of its investment in the Parent Shares.

3.33        Existing Ownership. No Member legally or beneficially owns or controls, directly or indirectly, any shares, convertible debt or any securities convertible into or exercisable or exchangeable for, or any rights, warrants or options to acquire, any shares or convertible debt in Parent, or has any agreement, understanding or arrangement to acquire any of the foregoing, except with respect to Parent Shares as to be issued to Members pursuant to the transactions contemplated herein.

3.34        No General Solicitation. Members did not learn of the transactions contemplated by this Agreement, including the issuance of the Parent Shares, as a result of any general solicitation or general advertising.

3.35        Reliance on Exemptions. Each Member understands that the Parent Shares are offered and sold to Members in reliance on specific exemptions from the registration requirements of U.S. federal and state securities laws and that Parent is relying in part upon the truth and accuracy of, and each Member’s compliance with, the representations, warranties, agreements, acknowledgements and understandings of such Member set forth in this Agreement in order to determine the availability of such exemptions and the eligibility of Members to acquire the Parent Shares.

3.36        Brokers. Except as set forth on Schedule 3.36, neither the Company nor any Member has retained, nor is the Company or any Member obligated for any commission, fee or expense to, any broker, finder or investment banking firm to act on their behalf in connection with the transactions contemplated by this Agreement or the Ancillary Agreements and, to the knowledge of Members, no other Person is entitled to receive any brokerage commission, finder’s fee or other similar compensation in connection with the transactions contemplated by this Agreement and the Ancillary Agreements.

3.37        No Other Representations or Warranties. Neither Members nor any other Person is making is making any representation or warranty of any kind or nature whatsoever, oral or written, express or implied, relating to Members or the Company (including any relating to financial condition, results of operations, assets or liabilities of the Company), except as expressly set forth in this Article III, and Members hereby disclaim any such other representations or warranties. do not make any representations or warranties to Parent, express or implied, except as contained in this Article III.

ARTICLE IV.
REPRESENTATIONS AND WARRANTIES OF PARENT

Parent makes the following representations and warranties to Members:

4.1          Organization. Parent is a corporation duly organized, validly existing, and in good standing under the laws of the State of Ohio, and has all requisite corporate power and authority to carry on its business as it is now being conducted, and to execute, deliver, and perform this Agreement and each Ancillary Agreement to which it is a party, and to consummate the transactions contemplated hereby and thereby. Merger Sub is a limited liability company duly organized, validly existing, and in good standing under the laws of the State of Delaware, and has all requisite power and authority to carry on its business as it is now being conducted, and to execute, deliver, and perform this Agreement and each Ancillary Agreement to which it is a party, and to consummate the transactions contemplated hereby and thereby.

4.2          Authority. The execution, delivery, and performance by Parent and Merger Sub of this Agreement and each Ancillary Agreement to which Parent or Merger Sub is a party, and the consummation by Parent and Merger Sub of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub. This Agreement and each Ancillary Agreement to which Parent or Merger Sub is a party has been duly and validly executed and delivered by Parent or Merger Sub and constitutes the valid and binding obligation of Parent or Merger Sub, enforceable against Parent or Merger Sub in accordance with their respective terms, except as enforcement may be limited by General Enforceability Exceptions.

4.3          No Conflict. The execution, delivery, and performance by Parent and Merger Sub of this Agreement and each Ancillary Agreement to which Parent or Merger Sub is a party, and the consummation by Parent and Merger Sub of the transactions contemplated hereby and thereby, does not and will not, with or without the giving of notice or the lapse of time, or both, (i) violate any provision of Law to which Parent or Merger Sub is subject, (ii) violate any provision of the certificate of incorporation, bylaws, or other governance documents of Parent or Merger Sub, or (iii) violate or result in a breach of or constitute a default (or an event which might, with the passage of time or the giving of notice, or both, constitute a default) under, or require the consent of any third party under, or result in or permit the termination or amendment of any provision of, or result in or permit the acceleration of the maturity or cancellation of performance of any obligation under, or result in the creation or imposition of any Encumbrance of any nature whatsoever upon any assets or property or give to others any interests or rights therein under any indenture, deed of trust, mortgage, loan or credit agreement, license, Permit, Contract, lease, or other agreement, instrument or commitment to which Parent or Merger Sub is a party or by which either may be bound or affected; except, in each case, for violations, breaches, defaults, required consents, terminations, accelerations, Encumbrances or rights that in the aggregate would not materially hinder or impair the ability of Parent or Merger Sub to perform its obligations hereunder or the consummation of the transactions contemplated hereby.

4.4          Consents. No consent, approval, or authorization of, or exemption by, or filing with, any Authority is required to be obtained or made by Parent or Merger Sub in connection with the execution, delivery and performance by Parent or Merger Sub of this Agreement or any Ancillary Agreement to which Parent or Merger Sub is a party or the taking by Parent or Merger Sub of any other action contemplated hereby or thereby.

4.5          Litigation. There is no Action pending or, to the knowledge of Parent, threatened (a) against Parent or Merger Sub which, if adversely determined, would have a material adverse effect on the assets, business or financial condition of Parent or Merger Sub or (b) which seeks to prohibit, restrict or delay consummation of the transactions contemplated by this Agreement. There is no Governmental Order outstanding or, to the knowledge of Parent, threatened (i) against Parent or Merger Sub or their respective assets or business, or (ii) which seeks to prohibit, restrict or delay consummation of the transactions contemplated by this Agreement.

4.6          Parent Shares. The Parent Shares that will be issued pursuant to this Agreement have been duly authorized and, upon issuance pursuant to this Agreement, will be validly issued, fully paid and non-assessable, will be issued in compliance with all applicable federal and state securities laws, and will be issued free of any preemptive rights, liens or restrictions other than those imposed pursuant to the Securities Act.

4.7          Brokers. Parent and Merger Sub have not retained, nor are Parent and Merger Sub obligated for any commission, fee or expense to, any broker, finder or investment banking firm to act on its behalf in connection with the transactions contemplated by this Agreement or the Ancillary Agreements and, to the knowledge of Parent, no other Person is entitled to receive any brokerage commission, finder’s fee or other similar compensation in connection with the transactions contemplated by this Agreement and the Ancillary Agreements.

4.8          Financial Capacity; Solvency. Parent will have sufficient immediately available funds to pay, either in cash on hand or through debt or equity commitments from third party lenders or Affiliates, the Cash Consideration and all other amounts payable pursuant to this Agreement and the other Ancillary Agreements or otherwise necessary to consummate all the transactions contemplated hereby and thereby which are required to be paid by Parent at the Closing. Parent is, and immediately after giving effect to the transactions contemplated by this Agreement will continue to be, Solvent.

4.9          Independent Investigation. Parent has conducted its own independent investigation, review and analysis of the Company and the Business, and the results of operations, condition (financial or otherwise), and assets of the Company. Parent acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, Parent has relied solely upon its own investigation and the express representations and warranties of Members set forth in Article III of this Agreement (including the related portions of the Schedules); and (b) none of Members, the Company or any other Person has made any representation or warranty as to Members or the Company, except as expressly set forth in Article III of this Agreement (including the related Schedules).

4.10        Exclusivity of Representations and Warranties. Neither Parent nor any of Parent’s Affiliates or representatives or any other Person is making any representation or warranty on behalf of Parent of any kind or nature whatsoever, oral or written, express or implied, except as expressly set forth in this Article IV and Parent hereby disclaims any such other representations or warranties.

ARTICLE V.
COVENANTS

5.1          Confidentiality. Each Member shall keep confidential and not disclose to any other Person or use for his own benefit or the benefit of any other Person any confidential or proprietary information, technology, know-how, trade secrets (including all results of research and development), product formulas, industrial designs, franchises, inventions or other intellectual property regarding Parent, the Company, the Surviving Company or any of their respective businesses and operations including, without limitation, any such information regarding the Business (“Confidential Information”) in his possession or control. The obligations of each Member under this Section 5.1 shall not apply to Confidential Information which (i) is or becomes generally available in the Company’s industry or to the public without breach of the commitment provided for in this Section; or (ii) is required to be disclosed by Law; provided, however, that, in any such case, the applicable Member shall notify Parent as early as reasonably practicable prior to disclosure to allow Parent to take appropriate measures to preserve the confidentiality of such Confidential Information.

5.2          Restrictive Covenants.

(a)          During the period beginning on the Closing Date and ending on the fifth anniversary of the Closing Date (the “Restricted Period”), each Member covenants and agrees not to, and shall cause his respective Affiliates not to, directly or indirectly and anywhere in the Restricted Territory, conduct, manage, operate, engage in, or have an ownership interest in any business or enterprise engaged in (i) the Business, or (ii) any activities that are otherwise similar to, or competitive with, the Business. Notwithstanding the provisions of this Section 5.2(a), the beneficial ownership of less than five percent of the shares of stock or other equity interests of any corporation or other entity having a class of equity securities actively traded on a national securities exchange or over-the-counter market and not formed for the purpose of circumventing this Agreement shall not be deemed to violate the provisions of this Section 5.2(a).

(b)          During the Restricted Period, each Member covenants and agrees not to, and shall cause his respective Affiliates not to, directly or indirectly, call-on, solicit or induce, or attempt to solicit or induce, any Person which is or was a past, present or prospective customer or other business relation of the Company as of the Closing Date for the provision of products or services related to the Business or in any other manner that would otherwise interfere with business relationships between Parent and such customers and other business relations.

(c)          During the Restricted Period, each Member covenants and agrees not to, and shall cause his respective Affiliates not to, directly or indirectly, call-on, solicit or induce, or attempt to solicit or induce, any Person who was employed or engaged as an independent contractor by the Company on or at any time before the Closing Date, to leave the employ or engagement of the Company, the Surviving Company or their Affiliates (including Parent) for any reason whatsoever, nor shall any Member offer or provide employment (whether such employment is for a Member or any other Person), either on a full-time basis or part-time or consulting basis, to any such Person.

(d)          Members acknowledge and agree that the provisions of this Section 5.2 are reasonable and necessary to protect the legitimate business interests of Parent and its acquisition of the Company. None of the Members shall contest that Parent’s remedies at law for any breach or threat of breach by any Member or any of their respective Affiliates of the provisions of this Section 5.2 may be inadequate, and that Parent shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Section 5.2 and to enforce specifically such terms and provisions, in addition to any other remedy to which Parent may be entitled at law or equity. The restrictive covenants contained in this Section 5.2 are covenants independent of any other provision of this Agreement or any other agreement between the Parties hereunder and the existence of any claim which any Member may allege against Parent under any other provision of the Agreement or any other agreement will not prevent the enforcement of these covenants.

(e)          If any of the provisions contained in this Section 5.2 shall for any reason be held to be excessively broad as to duration, scope, activity or subject, then such provision shall be construed by limiting and reducing it, so as to be valid and enforceable to the extent compatible with the applicable Law or the determination by a court of competent jurisdiction.

5.3          Nondisparagement. Each Party agrees that it shall not, and shall cause each of its Affiliates not to, at any time, in any written or oral communications with the press or other media, any customer, client, stakeholder, investor or supplier of the other Party, or its Affiliate, or any other Person, criticize, ridicule, or make or encourage any other Person to make any statement that disparages, is derogatory of, or is negative toward the personal or business reputation, conduct or practices of the other Party, any of its Affiliates, or any of their then current or former respective officers, directors, employees, representatives, agents or attorneys.

5.4          Further Assurances. From time to time after the Closing, Parent shall, at the request of Members, execute and deliver any further instruments or documents and take all such further action as Members may reasonably request in order to evidence the consummation of the transactions contemplated hereby. From time to time after the Closing, each Member shall, at the request of Parent, execute and deliver any further instruments or documents and take all such further action as Parent may reasonably request in order to evidence the consummation of the transactions contemplated hereby.

5.5          Release. Effective as of the Closing, each Member, on behalf of himself, and his respective Affiliates and their respective past, present or future predecessors or successors (each, a “Releasing Party”), hereby irrevocably waives, releases, remises, and forever discharges the Company, Parent, Merger Sub, the Surviving Company, and their respective Affiliates and their respective past, present or future shareholders, partners, members and representatives and each of their respective successors from any and all actions, promises, agreements, rights to payment, rights to any equitable remedy, rights to any equitable subordination, demands, debts, Liabilities, express or implied contractual obligations, obligations of payment or performance, rights of offset or recoupment, accounts, Losses or expenses (including, without limitation, attorneys’ fees and other professional fees and expenses), whether known or unknown, matured or unmatured, suspected or unsuspected, liquidated or unliquidated, absolute or contingent, direct or derivative, which such Releasing Party or any of its Affiliates may have against such party as of the date hereof (collectively, the “Claims”), other than claims arising under this Agreement or the other Ancillary Agreements. Each Member understands that the released Claims include not only Claims presently known to it, but also include all unknown or unanticipated Claims, rights, demands, actions, obligations, liabilities, and causes of action of every kind and character that would otherwise come within the scope of the released Claims as described above. Each Member understands that he may hereafter discover facts different from what it now believes to be true, which if known, could have materially affected this release, but it nevertheless waives any Claims or rights based on different or additional facts.

5.6          Representation & Warranty Insurance. Prior to the Closing, Parent has purchased the R&W Insurance Policy issued through the R&W Insurer; provided, however, that Members shall be responsible for 50% of all costs and expenses (including the premium, underwriting costs, brokerage commissions, taxes, and other fees and expenses) related to the issuance of the R&W Insurance Policy (the “Member R&W Insurance Expense”). The Member R&W Insurance Expense shall be characterized and treated as a Transaction Expense.

5.7          Termination of Benefit Plans. Effective immediately prior to the Closing, the Company has terminated (a) the Becnel Rental Tools Profit Sharing Plan and Trust (the “401(k) Plan”), subject to and in accordance with the terms of the 401(k) Plan, and (b) all profit sharing programs offered by the Company (collectively, the “Profit Sharing Programs”) including, without limitation, the profit sharing program dated March 24, 2022 and the profit sharing program dated January 17, 2023.

5.8          Spousal Consent. Any Member who resides in a community property state and is married on the date of this Agreement shall cause such Member’s spouse to execute and deliver to the Company a spousal consent in a form reasonably acceptable to Parent (a “Spousal Consent”).

ARTICLE VI.
TAX MATTERS

6.1          Tax Indemnification. Notwithstanding anything to the contrary contained in this Agreement, Members, jointly and severally, shall indemnify, defend and hold harmless the Surviving Company and Parent from and against the entirety of any Losses the Surviving Company or Parent may suffer resulting from, arising out of, relating to, in the nature of or caused by each and all of the following: (a) any and all Taxes (or the non-payment thereof) of the Company for all taxable periods ending on or before the Closing Date, and the portion through the end of the Closing Date for any taxable period that includes (but does not end on) the Closing Date (the “Pre-Closing Tax Period”), (b) any and all Taxes of any member of an affiliated, consolidated, combined or unitary group of which the Company (or any predecessor of the Company) is or was a member on or prior to the Closing Date, including pursuant to Section 1.1502-6 of the Treasury Regulations or any analogous or similar state, local or foreign law or regulation, and (c) any and all Taxes of any Person (other than the Company) imposed on the Company as a transferee or successor, by contract or pursuant to any law, rule or regulation, which Taxes relate to an event or transaction occurring before Closing; provided, however, that in the case of clauses (a), (b) and (c) above, Members shall be liable only to the extent that such Taxes are in excess of the amount, if any, taken into account in determining the adjustments set forth in Section 1.7.

6.2          Straddle Period. In the case of any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), the amount of any Taxes based on or measured by income or receipts of the Company for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the taxable period of any partnership or other pass-through entity in which the Company holds a beneficial interest shall be deemed to terminate at such time), and the amount of other Taxes of the Company for a Straddle Period that relates to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period. For the avoidance of doubt, any Tax deductions attributable to the payment of any items included in Closing Indebtedness or Closing Transaction Expenses and any payments made in connection with change of control, stock appreciation, or phantom plans or other compensatory payments to the extent such agreements or plans existed prior to the date of this Agreement and made in connection with the Closing shall be for the benefit of Members and shall be taken into account in the taxable periods (or portions thereof) ending on or before the Closing Date.

6.3          Transfer Taxes. Members (on a joint and several basis), on the one hand, and Parent, on the other hand, shall be responsible for and pay 50% of all sales taxes, transfer taxes, stamp taxes, conveyance taxes, intangible taxes, documentary recording taxes, license and registration fees, recording fees and any similar taxes or fees incurred in connection with the consummation of the transactions contemplated by this Agreement (the “Transfer Taxes”). Parent shall file all necessary Tax Returns and other documentation with respect to Transfer Taxes (except to the extent such Tax Returns are required by law to be filed by Members), and Members shall cooperate with Parent in the filing of any such Tax Returns, including promptly supplying any information in its possession that is reasonably necessary to complete such Tax Returns. Parent and Members shall cooperate with each other in any mutually agreeable, reasonable and lawful arrangement designed to minimize any applicable Transfer Taxes.

6.4          Cooperation on Tax Matters. Parent and Members agree to furnish or cause to be furnished to each other, upon request, as promptly as is practicable, such information and assistance relating to the Company (including without limitation access to books and records) as is reasonably necessary for the filing of all Tax Returns, the making of any election relating to Taxes, the preparation for any audit by any Taxing Authority, and the prosecution or defense of any claim, suit or proceeding relating to any Tax. Parent and Members shall retain all books and records with respect to Taxes (including income related Taxes) for any period up to and including the Closing Date, pertaining to the Company, for at least seven years following the Closing Date. At the end of such period, each Party shall provide the others with at least 30 days prior written notice before destroying such books and records, during which period the Party receiving such notice can elect to take possession, at its own expense, of such books and records. Parent and Members further agree, upon request, to use their best efforts to obtain any certificate or other document from any Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby). Parent and Members further agree, upon request, to provide the other with all information that either may be required to report pursuant to Code §6043, or Code §6043A, or Treasury Regulations promulgated thereunder.

6.5          Responsibility for Filing Tax Returns. Members shall, at the cost and expense of Members, prepare or cause to be prepared all Tax Returns for the Company for all taxable periods ending on or prior to the Closing Date that are due after the Closing Date (such returns, “Pre-Closing Tax Returns”). All Pre-Closing Tax Returns shall be prepared and filed in a manner that is consistent with the prior practice of the Company, except as required by applicable Law. Drafts of any such Pre-Closing Period Returns shall be delivered to Parent for its review and comment at least 30 days prior to the due date of any such Pre-Closing Period Return and Members shall make such revisions to such Pre-Closing Tax Returns as are reasonably requested by Parent. Except for the Pre-Closing Tax Returns, Parent shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Company and shall permit Members to review and comment on a Straddle Period Tax Return and shall make such revisions to such Tax Returns as are reasonably requested by Members.

6.6          Refunds and Tax Benefits. Any Tax refunds that are received by Parent or the Surviving Company, and any amounts credited against income Tax to which Parent or the Surviving Company becomes entitled, that relate to Tax periods or portions thereof ending on or before the Closing Date shall be for the account of Members, and Parent shall pay over to Members any such refund or the amount of any such credit (net of any income Taxes of Parent or the Surviving Company attributable to such refund or credit) within 30 days after receipt or entitlement thereto; provided, however, Parent shall not be required to pay over to Members any such refund or the amount of any such credit up to the amount of any Tax asset taken into account in determining the adjustments set forth in Section 1.7.

6.7          Amended Returns and Retroactive Elections. Parent shall not, and shall not cause or permit the Surviving Company to, (i) amend any Tax Returns filed with respect to any Pre-Closing Tax Period, (ii) make any Tax election that has retroactive effect to any Pre-Closing Tax Period, (iii) file Tax Returns for a Pre-Closing Tax Period in a jurisdiction where the Company has not historically filed Tax Returns unless required by applicable Law, (iv) make any voluntary disclosures with respect to Company Taxes for Pre-Closing Tax Periods, or (v) change any accounting method or adopt any convention that shifts taxable income from a period beginning (or deemed to begin) after the Closing to a Pre-Closing Tax Period or shifts deductions or losses from a Pre-Closing Tax Period to a period beginning (or deemed to begin) after the Closing, or (vi) except as required by applicable Law, undertake any action outside of the ordinary course of business on the Closing Date but after the Closing to the extent such action would materially and adversely affect the Seller Parties for a Pre-Closing Tax Period; in each such case without the prior written consent of Members, such consent not to be unreasonably withheld.

6.8          Tax-Sharing Agreements. All tax-sharing agreements or similar agreements with respect to or involving the Company shall be terminated as of the Closing Date and, after the Closing Date, the Company shall not be bound thereby or have any liability thereunder.

6.9          Tax Proceedings. Parent agrees to give prompt written notice to Members, but in no event later than that date which is 30 days after the receipt of any written notice by the Company, Parent or any of Parent’s Affiliates which involves any audit, claim, or other proceeding involving a Governmental Official regarding any Taxes of the Company, in each case, that would reasonably be expected to result in an indemnification obligation of Members for Taxes pursuant to this Agreement (collectively, a “Tax Proceeding”), which notice must include a copy of such written notice; provided, however, that failure to comply with this provision will not affect Parent’s right to indemnification hereunder, except and only to the extent that Members are materially prejudiced by reason of such failure. Members will be entitled to control any such Tax Proceeding for a Tax period ending on or before the Closing at Members’ expense; provided, however, that (i) Parent may participate in such Tax Proceeding at its own expense and Members will keep Parent informed of all material developments with respect thereto, and (ii) Members will not settle or compromise any such Tax Proceeding in a manner that could reasonably be expected to adversely affect the Taxes or Tax position of Parent, the Company or any of their respective Affiliates in any taxable period (or portion thereof) beginning after the Closing Date without the prior written consent of Parent, such consent not to be unreasonably withheld, conditioned or delayed. Parent shall control the contest or resolution of any Tax Proceeding that is not described in the preceding sentence; provided, however, that (i) Members may participate in such Tax Proceedings at its own expense and Parent shall keep Members informed of all material developments with respect thereto, and (ii) Parent will not settle or compromise (or cause the Company to settle or compromise) any such Tax Proceeding without the prior written consent of Members, such consent not to be unreasonably withheld, conditioned or delayed. Notwithstanding anything to the contrary contained in this Agreement, the procedures for all Tax Proceedings shall be governed exclusively by this Section 6.9 (and not Section 7.3).

6.10        Agreed Tax Treatment; Merger Consideration Allocation. For income Tax purposes, the Parties agree to treat the Merger pursuant to Revenue Ruling 99-6 Situation 2 as a purchase of the assets of the Company by Parent. The Parties agree that the Merger Consideration shall be allocated for income Tax purposes among the assets of the Company in a manner consistent with the methodology set forth on Schedule 6.10 (the “Allocation”). No later than 90 days following the determination of the Final Closing Statement pursuant to Section 1.7, Parent shall provide to Members a proposed draft of the Allocation. Parent shall permit Members to review the Allocation and provide comments thereto, which comments shall be considered in good faith by Parent. If Parent and Members do not obtain a final resolution of such comments within 30 days after receipt of such comments (or such longer period as mutually agreed between Parent and Members), then the dispute shall be resolved by the Independent Accountant, and the procedures for such resolution (including the allocation of liability for the Independent Accountant’s fees and expenses) shall be consistent with the procedures set forth in Section 1.7(e). No Party shall take any position for Tax purposes inconsistent with the Allocation as finally determined (subject to amendment for adjustments to the Merger Consideration) unless otherwise required by applicable Law.

6.11        Survival. The covenants and agreements contained in this Article VI shall survive the Closing.

ARTICLE VII.
SURVIVAL AND INDEMNIFICATION

7.1          Survival. The covenants and agreements in this Agreement or in any Ancillary Agreement shall survive the Closing. The representations and warranties under this Agreement or in any Ancillary Agreement shall survive until the first anniversary of the Closing Date; provided, however, that (i) the following representations and warranties (collectively, the “Fundamental Representations”): (i) Section 3.1 (Authority; Execution and Delivery), Section 3.2 (Organization), Section 3.4 (Capitalization; Title to Company Units), Section 3.8(a) (Title to Assets), Section 3.16 (Taxes), Section 3.36 (Brokers); and (ii) Section 4.1 (Organization), Section 4.2 (Authority), and Section 4.7 (Brokers) shall survive the Closing for the full period of all applicable statutes of limitations (giving effect to any waiver, mitigation or extension thereof) plus 60 days; and (ii) the representations and warranties set forth in Section 3.15 (Environmental Matters) and Section 3.18 (Employee Benefit Matters) shall survive the Closing until the third anniversary of the Closing Date. No action or claim for Losses resulting from any breach of, or inaccuracy in, and representation and warranty shall be brought or made after the expiration of the survival period applicable to such representation or warranty (as provided in this Section), except that such time limitation shall not apply to claims which have been asserted and which are the subject of a written notice from Members to Parent or from Parent to Members, as may be applicable, prior to the expiration of such survival period.

7.2          General Indemnification.

(a)          Subject to the provisions of this Article VII, Members, jointly and severally, shall indemnify, defend and hold harmless Parent and its directors, officers, Affiliates, employees, agents and representatives (collectively, the “Parent Indemnified Parties”), from and against all Losses that are incurred or suffered by any of them in connection with or resulting from any of the following:

(i)    any breach of, or inaccuracy in, any representation or warranty made by any Member in this Agreement;

(ii)    any breach of any covenant made by any Member in this Agreement;

(iii)    any Closing Indebtedness, to the extent not included in the adjustments provided for in Section 1.7;

(iv)    any Transaction Expense, to the extent not included in the adjustments provided for in Section 1.7;

(v)    any matter identified on Schedule 3.13;

(vi)    any matter identified on Schedule 7.2; or

(vii)    the enforcement by any Parent Indemnified Party of its indemnification rights under this Agreement.

(b)          Subject to the provisions of this Article VII, Parent shall indemnify, defend and hold harmless Members and their respective Affiliates, agents and representatives (collectively, the “Member Indemnified Parties”) from and against all Losses that are incurred or suffered by any of them in connection with or resulting from any of the following:

(i)    any breach of, or inaccuracy in, any representation or warranty made by Parent in this Agreement;

(ii)    any breach of any covenant made by Parent in this Agreement; or

(iii)    the enforcement by the Member Indemnified Parties of their indemnification rights under this Agreement.

(c)          Subject to the provisions of Section 7.2(d), (i) Members shall have no obligation to indemnify Parent Indemnified Parties for any Losses pursuant to claims for breaches of, or inaccuracies in, representations and warranties (other than Fundamental Representations) under Section 7.2(a)(i) unless and until the total amount of Losses incurred by Parent Indemnified Parties with respect to breaches of, or inaccuracies in, representations and warranties exceeds $125,000 (the “Threshold”), in which case Members will be liable for all such Losses in excess of the Threshold; (ii) the maximum aggregate obligation of Members for Losses pursuant to claims for breaches of, or inaccuracies in, representations and warranties (other than Fundamental Representations and RWI Excluded Representations) under Section 7.2(a)(i) shall not exceed an amount equal to $125,000 (the “Member Cap”); and (iii) the maximum aggregate obligation of Members for Losses pursuant to Section 7.2(a) (including, for the avoidance of doubt, claims for breaches of, or inaccuracies in, Fundamental Representations and RWI Excluded Representations and the matters set forth in Sections 7.2(a)(ii) through 7.2(a)(vii)) shall not exceed $50,000,000 (the “Overall Cap”). Subject to the provisions of Section 7.2(d), (i) Parent shall have no obligation to indemnify Member Indemnified Parties for any Losses pursuant to claims for breaches of, or inaccuracies in, representations and warranties (other than Fundamental Representations) under Section 7.2(b)(i) unless and until the total amount of Losses incurred by Member Indemnified Parties with respect to breaches of, or inaccuracies in, representations and warranties exceeds the Threshold, in which case Parent will be liable for all such Losses in excess of the Threshold; and (iii) the maximum aggregate obligation of Parent for Losses pursuant to claims for breaches of, or inaccuracies in, representations and warranties (other than Fundamental Representations) under Section 7.2(b)(i) shall not exceed an amount equal to $1,000,000 (the “Parent Cap”).

(d)          Notwithstanding the provisions of Section 7.2(c), (i) none of the Threshold, the Member Cap or the Parent Cap shall apply to Losses suffered or incurred by any Indemnified Party as a result of, or arising out of, (A) inaccuracies in, or breach of, any Fundamental Representation, (B) the matters set forth in Sections 7.2(a)(ii) through 7.2(a)(vii), Sections 7.2(b)(ii) or 7.2(b)(iii), or Section 6.1, or (C) any fraud or intentional misrepresentation by a Party; (ii) the Member Cap shall not apply to the RWI Excluded Representations; and (iii) the Overall Cap shall not apply to Losses suffered or incurred by any Indemnified Party as a result of any fraud or intentional misrepresentation by a Party. The limitations in Section 7.2(c) shall not affect or otherwise limit any claim made or available under the R&W Insurance Policy.

(e)          The representations and warranties in this Agreement and the Ancillary Agreements shall not be affected or diminished by, and no right of indemnification hereunder shall be limited by reason of any investigation or audit conducted before or after the Closing or the knowledge of any Party of any breach of a representation, warranty, covenant or agreement by the other Party at any time, or the decision of any Party to complete the Closing.

(f)           For purposes of this Article VII (including for purposes of determining the existence of any inaccuracy in, or breach of, any representation or warranty and for calculating the amount of any Losses with respect thereto), any inaccuracy in or breach of any representation or warranty shall be determined without regard to any materiality, Material Adverse Effect or other similar qualification (including, for the avoidance of doubt, the phrase “in all material respects”) contained in or otherwise applicable to such representation or warranty.

7.3          Process for Indemnification.

(a)           A Party seeking indemnification hereunder shall herein be referred to as an “Indemnified Party.” A Party from whom indemnification is sought shall herein be referred to as an “Indemnifying Party.” As soon as is reasonable after an Indemnified Party either (i) receives notice of any claim or the commencement of any Action by any third party which such Indemnified Party reasonably believes may give rise to a claim for indemnification from an Indemnifying Party hereunder (a “Third Party Claim”) or (ii) sustains any Loss not involving a Third Party Claim or action which such Indemnified Party reasonably believes may give rise to a claim for indemnification from an Indemnifying Party hereunder, such Indemnified Party shall, if a claim in respect thereof is to be made against an Indemnifying Party under this Article VII, notify such Indemnifying Party in writing of such claim, action or Loss, as the case may be; provided, however, that failure to notify Indemnifying Party shall not relieve such Indemnifying Party of its indemnity obligation, except to the extent such Indemnifying Party is actually prejudiced in its defense of the Action by such failure. Any such notification must be in writing and must state in reasonable detail the nature and basis of the claim, Action or Loss, to the extent known. Except as provided in this Section 7.3, the Indemnifying Party shall have the right using counsel acceptable to the Indemnified Party, to contest, defend, litigate or settle any such Third Party Claim which involves (and continues to involve) solely monetary damages; provided that the Indemnifying Party shall have notified the Indemnified Party in writing of its intention to do so within 15 days of the Indemnified Party having given notice of the Third Party Claim to the Indemnifying Party; provided, further, that (1) the Indemnifying Party expressly agrees in such notice to the Indemnified Party that, as between the Indemnifying Party and the Indemnified Party, the Indemnifying Party shall be solely obligated to fully satisfy and discharge the Third Party Claim subject to the limitations with respect to indemnification included in this Agreement; (2) if reasonably requested to do so by the Indemnified Party, the Indemnifying Party shall have made reasonably adequate provision to ensure the Indemnified Party of the financial ability of the Indemnifying Party to satisfy the full amount of any adverse monetary judgment that may result from such Third Party Claim; (3) assumption by the Indemnifying Party of such Third Party Claim would not reasonably be expected to cause a material adverse effect on the Indemnified Party’s business; and (4) the Indemnifying Party shall diligently contest the Third Party Claim (the conditions set forth in clauses (1), (2), (3) and (4) being collectively referred to as the “Litigation Conditions”). The Indemnified Party shall have the right to participate in, and to be represented by counsel (at its own expense) in any such contest, defense, litigation or settlement conducted by the Indemnifying Party; provided, that the Indemnified Party shall be entitled to reimbursement therefor if the Indemnifying Party shall lose its right to contest, defend, litigate and settle the Third Party Claim or if representation of the Indemnifying Party and the Indemnified Party by the same counsel would, in the reasonable opinion of such counsel, constitute a conflict of interest under applicable standards of professional conduct. The Indemnifying Party shall not be entitled, and shall lose its right, to contest, defend, litigate and settle the Third Party Claim if the Indemnified Party shall give written notice to the Indemnifying Party of any objection thereto based upon the Litigation Conditions.

(b)          The Indemnifying Party, if it shall have assumed the defense of any Third Party Claim as provided in this Agreement, shall not consent to a settlement of, or the entry of any judgment arising from, any such Third Party Claim without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld or delayed). The Indemnifying Party shall not, without the prior written consent of the Indemnified Party, enter into any compromise or settlement which commits the Indemnified Party to take, or to forbear to take, any action or which does not provide for a complete release by such third party of the Indemnified Party. The Indemnified Party shall have the sole and exclusive right to settle any Third Party Claim, on such terms and conditions as it deems reasonably appropriate, to the extent such Third Party Claim involves equitable or other non-monetary relief. All expenses (including attorneys’ fees) incurred by the Indemnifying Party in connection with the foregoing shall be paid by the Indemnifying Party. No failure by an Indemnifying Party to acknowledge in writing its indemnification obligations under this Article VII shall relieve it of such obligations to the extent such obligations exist.

(c)          If an Indemnified Party is entitled to indemnification against a Third Party Claim, and the Indemnifying Party fails to accept a tender of, or assume the defense of, a Third Party Claim pursuant to this Section 7.3, the Indemnifying Party shall not be entitled, and shall lose its right, to contest, defend, litigate and settle such a Third Party Claim, and the Indemnified Party shall have the right, without prejudice to its right of indemnification hereunder, in its discretion exercised in good faith, to contest, defend and litigate such Third Party Claim, and may settle such Third Party Claim either before or after the initiation of litigation, at such time and upon such terms as the Indemnified Party deems fair and reasonable, provided that at least 10 days prior to any such settlement, written notice of its intention to settle is given to the Indemnifying Party. If, pursuant to this Section 7.3, the Indemnified Party so contests, defends, litigates or settles a Third Party Claim for which it is entitled to indemnification hereunder, the Indemnified Party shall be reimbursed on a monthly basis by the Indemnifying Party for the reasonable attorneys’ fees and other expenses of contesting, defending, litigating and/or settling the Third Party Claim which are incurred from time to time.

7.4          Recoupment Against Holdback; Release of Holdback.

(a)          Members agree that Parent shall be entitled to set off against the Indemnification Holdback Amount any amount necessary to satisfy (a) Members’ indemnification obligations with respect to any Claim for Losses required to be paid by Members pursuant to this Article VII; (b) Members’ indemnification obligations pursuant to Article VI; and (c) any obligation of Members to pay any amounts that may become due to Parent pursuant to Section 1.7 with respect to the reductions to the Merger Consideration, which right may be exercised at any time after such payments become due. When Parent becomes entitled to any payment from the Indemnification Holdback Amount pursuant to this Agreement, Parent shall notify Members in writing of the amount due to Parent that will be set off against the Indemnification Holdback Amount.

(b)          Within 10 days of the expiration of the Holdback Period, Parent shall deliver to Members the aggregate amount equal to (A) the Indemnification Holdback Amount, less (B) any amounts set off against the Indemnification Holdback Amount pursuant to this Agreement, including this Section 7.4, less (C) any amounts that Parent is permitted to continue to hold for Unresolved Claims pursuant to this Section 7.4(b). Notwithstanding the foregoing, if, at the expiration of the Holdback Period there is one or more pending Claims by a Parent Indemnified Party against Members for indemnification pursuant to Article VI or Article VII, but there has not been a final resolution of such Claim (each, an “Unresolved Claim”), then Parent may withhold from the Indemnification Holdback Amount to be released pursuant to this Section, and continue to hold, a portion of the Indemnification Holdback Amount equal to the amount that Parent reasonably deems necessary to fully satisfy the Unresolved Claim (the “Unresolved Claim Amount”), up to the full remaining Indemnification Holdback Amount, until such time as there is a final resolution of such Unresolved Claim (at which time Parent shall deliver to Members any remaining portion of the Unresolved Claim Amount to which Members are entitled pursuant to this Agreement (after satisfaction of any amounts due with respect to such Unresolved Claim).

7.5          Payment of Losses to Parent Indemnified Parties.

(a)          Any Losses payable to a Parent Indemnified Party with respect to claims for breaches of, or inaccuracies in, representations and warranties pursuant to Section 7.2(a)(i), but subject to Section 7.2(c), shall be satisfied: (i) first, from the Indemnification Holdback Amount, pursuant to Section 7.4; (ii) second, to the extent such Losses exceed the then available Indemnification Holdback Amount, by recovery under the R&W Insurance Policy in accordance with the terms thereof (except for claims arising with respect to inaccuracies in, or breach of, any Fundamental Representation, which shall be satisfied by Members, jointly and severally, rather than the R&W Insurance Policy); and (iii) third, to the extent such Losses exceed the then available Indemnification Holdback Amount and are not covered by the R&W Insurance Policy for any reason (including the coverage limit being exceeded, coverage being denied, or as a result of a breach of a RWI Excluded Representation), by Members, jointly and severally, up to the Member Cap or the Overall Cap, as applicable.

(b)          Any Losses payable to a Parent Indemnified Party pursuant to Section 7.2(a)(ii) through Section 7.2(a)(vii), but subject to Section 7.2(c), shall be satisfied: (i) first, from the Indemnification Holdback Amount, pursuant to Section 7.4; and (ii) second, to the extent the amount of Losses exceeds the then available Indemnification Holdback Amount, from Members, jointly and severally, up to the Overall Cap, as applicable.

7.6          Right of Setoff. Without limiting any other remedies available at law or in equity, Parent shall have the right to set off against any payments due and owing from Parent or its Affiliates to any Members (excluding employment based compensation) to the extent Parent has suffered a Loss and has made a claim for indemnity against such Member under this Article VII or has made a claim for indemnification under Article VI.

7.7          Limitations on Payments.

(a)          For purposes of determining the amount of any Losses incurred in connection with any breach of any representation, warranty or covenant set forth in this Agreement, such amount shall be reduced by the amount of any insurance proceeds (other than R&W Insurance Policy proceeds) actually received by, or paid on behalf of, the Indemnified Party in respect of the Losses (net of (i) any deductible amounts and any reasonable costs and expenses actually incurred by the Indemnified Party in collecting such insurance proceeds, including reasonable attorneys’ fees, and (ii) any increase in insurance premiums (including retroactive adjustments) reasonably attributable to insurance proceeds paid in respect of such Losses).

(b)          Payments by an Indemnifying Party in respect of any Loss shall, to the extent such amount is readily ascertainable, be reduced by an amount equal to any Tax benefit actually realized as a result of such Loss by the Indemnified Party taking into account the net present value of any reduction to Parent’s depreciable or amortizable basis arising out of the receipt of any indemnification payment hereunder, any costs incurred in obtaining the relevant Tax benefit, and any Tax imposed on the receipt of such indemnification payment, provided that the foregoing applies only to the extent that such Tax benefit is actually realized by the Indemnified Party within one year after such Loss. Notwithstanding the foregoing, the provisions of this Section 7.7(b) shall not limit or delay the Indemnified Party’s right to recover from an Indemnifying Party for an indemnifiable Loss.

(c)          Each Indemnified Party shall use commercially reasonable efforts to mitigate any Losses sustained or incurred by the Indemnified Parties, if and to the extent required by Law.

7.8          Remedies Exclusive. The remedies provided in this Article VII shall be the sole and exclusive remedies of any Indemnified Party related to any and all Losses incurred because of or resulting from or arising out of this Agreement; provided, however, that nothing contained in this Article VII shall be deemed to limit or restrict in any manner (a) any rights or remedies which any Indemnified Party has, or might have, at law or in equity based on fraud or intentional misrepresentation, or (b) any Person’s right to seek and obtain any equitable relief to which any Person shall be entitled. Notwithstanding anything to the contrary contained herein, no limitations (including any survival limitations and other limitations set forth in this Article VII), qualifications or procedures in this Agreement shall be deemed to limit or modify the ability of Parent to make claims under or recover under the R&W Insurance Policy; it being understood that any matter for which there is coverage available under the R&W Insurance Policy shall be subject to the terms, conditions and limitations, if any, set forth in the R&W Insurance Policy.

7.9          Tax Treatment. Any indemnification payments under this Article VII shall be treated for Tax purposes as adjustments to the Merger Consideration to the extent permitted by applicable Law.

ARTICLE VIII.
MISCELLANEOUS

8.1          Interpretive Provisions.

(a)          Whenever used in this Agreement, (i) “including” (or any variation thereof) means including without limitation and (ii) any reference to gender shall include all genders. The term “or” has the inclusive meaning represented by the phrase “and/or.” Reference to a particular Person includes such Person’s successors and assigns to the extent such successors and assigns are permitted by the terms of any applicable agreement. Reference to a particular agreement (including this Agreement), document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof. The terms “dollars” and “$” mean United States Dollars. Unless Business Days are specified, all references to “days” hereunder shall mean calendar days. The Exhibits and Schedules identified in this Agreement are incorporated into this Agreement by reference and made a part hereof.

(b)          The Parties acknowledge and agree that (i) each Party and its counsel have reviewed the terms and provisions of this Agreement and have contributed to its drafting, (ii) the normal rule of construction, to the effect that any ambiguities are resolved against the drafting Party, shall not be employed in the interpretation of it, and (iii) the terms and provisions of this Agreement shall be construed fairly as to all Parties and not in favor of or against any Party, regardless of which Party was generally responsible for the preparation of this Agreement.

8.2          Entire Agreement. This Agreement (including the Schedules and the exhibits attached hereto) together with the Ancillary Agreements constitute the sole understanding and agreement of the Parties with respect to the subject matter hereof. The Parties agree and acknowledge that as of the Closing Date, the mutual non-disclosure agreement, dated December 8, 2023, between Parent and the Company is terminated.

8.3          Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the Parties; provided however, that this Agreement may not be assigned by any Member without the prior written consent of Parent or be assigned by Parent without the prior written consent of Members, except that (i) Parent may, at its election and provided it remains liable for its obligations hereunder, assign this Agreement to any Affiliate of Parent, and (ii) Parent or any such assignee may make a collateral assignment of its rights (but not its obligations) under this Agreement to any lender providing financing to Parent in connection with the Closing.

8.4          Headings. The headings of the Articles, Sections, and paragraphs of this Agreement are inserted for convenience only and shall not be deemed to constitute part of this Agreement or to affect the construction hereof.

8.5          Modification and Waiver. No amendment, modification, or alteration of the terms or provisions of this Agreement shall be binding unless the same shall be in writing and duly executed by the Parties, except that any of the terms or provisions of this Agreement may be waived in writing at any time by the Party that is entitled to the benefits of such waived terms or provisions. No single waiver of any of the provisions of this Agreement shall be deemed to or shall constitute, absent an express statement otherwise, a continuous waiver of such provision or a waiver of any other provision hereof (whether or not similar). No delay on the part of any Party in exercising any right, power, or privilege hereunder shall operate as a waiver thereof.

8.6          Expenses. Except as otherwise expressly provided herein, each of the Parties shall bear the expenses incurred by that Party incident to this Agreement and the transactions contemplated hereby, including all fees and disbursements of counsel and accountants retained by such Party, whether or not the transactions contemplated hereby shall be consummated.

8.7          Notices. Any notice, request, instruction, or other document to be given hereunder by any Party to any other Party shall be in writing and shall be given by delivery in person, by electronic mail, by overnight courier or by registered or certified mail, postage prepaid (and shall be deemed given when delivered if delivered by hand, when delivered if delivered by electronic mail, one Business Day after deposited with an overnight courier service if delivered by overnight courier and three days after mailing if mailed), as follows:

to Members:

Jason M. Becnel

####

Email: ####

Mark L. Becnel

####

Email: ####

with a copy (which shall not constitute notice) to:

Wiggin and Dana

Two Stamford Plaza

281 Tresser Boulevard, 14th Floor

Stamford, CT 06901

Attn: Heather Rahilly, Esq.

Email: ####

to Parent to:

Transcat, Inc.

35 Vantage Point Drive

Rochester, NY 14624

Attn: James M. Jenkins, Chief Legal and Corporate Development Officer

Email: ####

with a copy (which shall not constitute notice) to:

Harter Secrest & Emery LLP

50 Fountain Plaza, Suite 1000

Buffalo, NY 14202

Attention: Phillip A. Delmont

Email: ####

or at such other address for a Party as shall be specified by like notice.

8.8          Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of New York applicable to agreements made and to be performed wholly within that jurisdiction.

8.9          Public Announcements. None of Members or Parent shall make any public statements, including any press releases, with respect to this Agreement and the transactions contemplated hereby without the prior written consent of the other Parties (which consent shall not be unreasonably withheld) except as may be required by Law or the applicable rules of any securities exchange. If a public statement is required to be made by Law or any securities exchange, the Parties shall consult with each other in advance as to the contents and timing thereof.

8.10        No Third Party Beneficiaries. This Agreement is intended and agreed to be solely for the benefit of the Parties and their permitted successors and assigns, and no other Party shall be entitled to rely on this Agreement or accrue any benefit, claim, or right of any kind whatsoever pursuant to, under, by, or through this Agreement.

8.11        Counterparts. This Agreement may be executed in one or more counterparts, each of which shall for all purposes be deemed to be an original and all of which shall constitute the same instrument.

8.12        Delivery by Facsimile and Email. This Agreement and any amendments hereto, to the extent signed and delivered by means of a facsimile machine or by electronic mail, shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party shall raise the use of a facsimile machine or electronic mail to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or electronic mail as a defense to the formation or enforceability of this Agreement and each such Party forever waives any such defense.

8.13        Conflict Waiver; Attorney-Client Privilege. Each of the Parties acknowledges and agrees, on its own behalf and on behalf of its representatives and Affiliates, that:

(a)          All communications occurring on or prior to the Closing between any Member or the Company, on the one hand, and Wiggin and Dana LLP (“Wiggin”) (with respect to its representation of any Member or the Company), on the other hand, to the extent that such communications (i) relate to the negotiation, preparation, execution and delivery of this Agreement or any other Ancillary Agreement or the consummation of the transactions contemplated hereby or thereby and (ii) were privileged upon the occurrence of such communications or as of the Closing Date (collectively, the “Privileged Communications”) shall, from and after the Closing, be deemed to be attorney-client privileged and the expectation of client confidence with respect to the Privileged Communications shall belong solely to Members and shall not pass to, be claimed by or belong to (as applicable) Parent, the Company or any of their respective Affiliates. Accordingly, but without limiting the generality of the foregoing in this Section 8.13, none of Parent, the Company (from and after the Closing) nor any of their respective Affiliates (A) shall have any right to access any Privileged Communications or any files of Wiggin with respect to Wiggin’s representation of any Member or the Company relating to such negotiation, preparation, execution or delivery of this Agreement or any other Ancillary Agreement or the consummation of the transactions contemplated hereby or thereby or (B) may use or rely on any of the Privileged Communications in connection with any action or claim against or involving any of the Parties after the Closing. The Parties further understand that the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements may result in the inadvertent disclosure of Privileged Communications and agree that any disclosure of Privileged Communications that may be confidential or subject to a claim of privilege will not prejudice or otherwise constitute a waiver of any claim of privilege or otherwise affect any of the rights of any Member under this Section 8.13. The Parties agree to use reasonable best efforts to return promptly any inadvertently disclosed Privileged Communication to the appropriate Party upon becoming aware of its existence.

(b)          Without limiting the generality of the foregoing in this Section 8.13, (i) Members (and not Parent or the Company) shall be the sole holders of the attorney-client privilege with respect to such representation by Wiggin of Members or the Company and the Privileged Communications, and none of Parent, the Company nor any of their respective Affiliates shall be a holder of such attorney-client privilege, (ii) to the extent that files of Wiggin with respect to such engagement constitute property of the client, only Members (and not Parent or the Company) shall hold such property rights and (iii) Wiggin shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to Parent or the Company or to any of their respective Affiliates, whether by reason of any attorney-client relationship between Wiggin and the Company or otherwise. Each of the Parties shall take all steps necessary to give full force and effect to the foregoing in this Section 8.13 (including to cause such attorney-client privilege held by Members with respect to the Privileged Communications (A) to survive the Closing, (B) to remain in full force and effect and, (C) to the full extent necessary to so give full force and effect to the foregoing in this Section 8.13, to be assigned to and controlled by Members). Notwithstanding anything to the contrary foregoing in this Section 8.13, in the event that any dispute arises between Parent or any of its Affiliates (including the Company), on the one hand, and a third party other than any Member, on the other hand, Parent or any of its Affiliates (including the Company) may assert the attorney-client privilege to prevent disclosure of confidential communications to such third party; provided, however, that, notwithstanding anything to the contrary foregoing in this sentence, neither Parent nor any of its Affiliates (including the Company) may waive such privilege without the prior written consent of Members, which consent a Member may, in such Member’s sole discretion, withhold, condition or delay.

(c)          This Section 8.13 is intended for the benefit of, and shall be enforceable by, Wiggin. This Section 8.13 shall be irrevocable, and no term of this Section 8.13 may be amended, waived or modified, without the prior written consent of Wiggin. Notwithstanding anything to the contrary in this Agreement (including in Section 8.10), Wiggin is an intended third-party beneficiary of this Section 8.13, with the full right to enforce this Section 8.13.

ARTICLE IX.
CERTAIN DEFINITIONS

9.1          Defined Terms. The following terms shall have the following meanings:

“Adjustment Year” means each of the First Adjustment Year and the Second Adjustment Year (and “Adjustment Years” means, collectively, the First Adjustment Year and the Second Adjustment Year).

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Allocable Portion” means, with respect to each Member, the quotient (expressed as a percentage) obtained by dividing (a) the number of Company Units held by such Member immediately prior to the Effective Time by (b) the total number of Company Units issued and outstanding as of immediately prior to the Effective Time.

“Ancillary Agreement” means any agreement, exhibit, schedule, statement, document or certificate executed or delivered at the Closing in accordance with, in connection with or required by this Agreement, and any other agreement or certificate specifically identified as an Ancillary Agreement for purposes of this Agreement.

“Anti-Corruption Laws” means the US Foreign Corrupt Practices Act and any other applicable anti-corruption Laws.

“Authority” means the United States of America or any other nation, any state or other political subdivision thereof, or any entity, agency, court or authority (foreign, federal, state or local) exercising executive, legislative, judicial, regulatory or administrative functions of government or any arbitrator or mediator.

“Business” means the Company’s business of renting, maintaining, operating, and repairing equipment used in decommissioning, drilling, and servicing of oil and gas wells.

“Business Day” means any day other than a day on which banks in New York, New York are required or authorized to be closed.

“Cash Consideration” means $17,500,000.

“Cash on Hand” means all cash and cash equivalents of the Company, calculated as of immediately prior to the Closing, determined in accordance with GAAP and subject to the next sentence (which, for the avoidance of doubt, may be a negative number). For the avoidance of doubt, Cash on Hand shall be calculated (i) net of (A) all issued but uncleared checks and drafts, ACH transactions and other wire transfers issued by the Company to the extent such checks, drafts, ACH transactions or other wire transfers have not yet cleared and are not included as current Liabilities in the calculation of Closing Working Capital as finally determined pursuant to Section 1.7, (B) any cash and cash equivalents of the Company that is distributed or otherwise paid to Members prior to the Effective Time and (C) investment securities (including equity securities and certificates of deposit); and (ii) shall include all checks, ACH transactions and other wire transfers and drafts deposited or received by the Company and available for deposit for the account of the Company, and to the extent not included as current assets in the calculation of Closing Working Capital as finally determined pursuant to Section 1.7.

“Closing Cash” means the amount of Cash on Hand as of immediately prior to the Closing.

“Closing Indebtedness” means the amount of Indebtedness of the Company outstanding as of immediately prior to the Closing (without giving effect to the transactions contemplated herein), as determined in accordance with GAAP.

“Closing Share Value” means (i) $32,500,000 minus (ii) the Holdback Share Value minus (iii) the Bonus Share Value.

“Closing Transaction Expenses” means, to the extent not paid by Members, the Company or otherwise prior to the Closing Date, the amount of Transaction Expenses accrued or outstanding as of immediately prior to the Closing (without giving effect to the transactions contemplated herein), as determined in accordance with GAAP.

“Closing Working Capital” means the value, as of the Closing, of the current assets of the Company, less the aggregate amount of current Liabilities of the Company all as determined in accordance with GAAP, and in accordance with the terms and conditions of, and subject to the adjustments described in, Section 1.7.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Gross Revenue” means, with respect to each Adjustment Year, the gross revenue of the Surviving Company from the conduct of the Business, determined in accordance with GAAP; provided, however, that Company Gross Revenue shall not include
(i) federal, state or municipal excise, sales or use taxes or similar taxes imposed on the sale of the Surviving Company’s products or services and collected from customers or included as part of the sales price of any products or services; (ii) proceeds from the sale of any capital asset;
(iii) investment income or interest received or accrued with respect to any investments or bank accounts of the Surviving Company; (iv) proceeds of any financing or refinancing of the Surviving Company; (v) proceeds of any insurance policy (except loss of income insurance as provided above) or condemnation or other taking; (vi) any cash refunds, rebates, discounts or credits of a similar nature, given, paid or returned in the course of obtaining gross revenues or components thereof; (vii) customer deposits or security deposits until such time as the same are applied to current fees due for services rendered or products delivered; or (viii) awards of damages, settlement proceeds and other payments received by the Surviving Company in respect of any litigation other than litigation to collect fees due for services rendered or products delivered.

“Contract” means any written or oral contract, lease, license, loan or credit agreement, bond, debenture, note, mortgage, indenture, supply agreement, sale or purchase order, or any other binding agreement, commitment, arrangement or understanding.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock, as trustee or executor, by contract or credit arrangement or otherwise.

“Encumbrances” means all liens, charges, mortgages, pledges, security interests or other encumbrances of any kind.

“Environmental Laws” means all foreign, federal, state and local laws, rules, regulations, ordinances, codes, common law, judgments, orders, consent agreements, legally-binding requirements, work practices, standards and norms relating to (i) the protection of the environment (including air, surface and subsurface water, drinking water supplies, surface and subsurface land, the interior of any building or building component, soil and natural resources) or human health (including without limitation occupational health and safety) or (ii) Hazardous Substances.

“Environmental Liabilities” shall mean, with respect to any Person, all Liabilities, obligations, responsibilities, remedial actions, losses, damages, punitive damages, consequential damages, treble damages, costs and expenses (including all reasonable fees, disbursements and expenses of counsel, experts and consultants and costs of investigation and feasibility studies), fines, penalties, sanctions and interest incurred, based upon, related to, or arising under or pursuant to any Environmental Laws, or which relates to any environmental, health or safety condition.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person, trade or business (whether or not incorporated) that is a member of a “controlled group of corporations” with, or is under “common control” with, or is a member of the same “affiliated service group” with the Company, as defined in Section 414 of the Code, or is otherwise required to be aggregated with the Company under Section 414(o) of the Code.

“Estimated Cash Payment” means an amount equal to the total of (a) the Cash Consideration, minus (b) the Indemnification Holdback Amount, minus (c) the Revenue Adjustment Holdback Cash plus (d) the Estimated Closing Cash, minus (e) the amount, if any, by which Estimated Closing Working Capital is less than Target Closing Working Capital Floor, plus (f) the amount, if any, by which Estimated Closing Working Capital is greater than Target Closing Working Capital Ceiling, minus (g) the Estimated Closing Indebtedness, minus (h) the Estimated Closing Transaction Expenses.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Final Closing Cash” means the Closing Cash set forth in the Final Closing Statement, as finally determined pursuant to Section 1.7.

“Final Cash Payment” means an amount equal to the total of (a) the Merger Consideration, minus (b) the Indemnification Holdback Amount, minus (c) the Revenue Adjustment Holdback Cash, plus (d) the Final Closing Cash, minus (e) the amount, if any, by which Final Closing Working Capital is less than Target Closing Working Capital Floor, plus
(f) the amount, if any, by which Final Closing Working Capital is greater than Target Closing Working Capital Ceiling, minus (g) the Final Closing Indebtedness, minus (h) the Final Closing Transaction Expenses.

“Final Closing Indebtedness” means the Closing Indebtedness set forth in the Final Closing Statement, as finally determined pursuant to Section 1.7.

“Final Closing Transaction Expenses” means the Closing Transaction Expenses set forth in the Final Closing Statement, as finally determined pursuant to Section 1.7.

“Final Closing Working Capital” means the Closing Working Capital set forth in the Final Closing Statement, as finally determined pursuant to Section 1.7.

“First Adjustment Year” means the period beginning on April 15, 2024 and ending on April 14, 2025.

“FINRA” means the Financial Industry Regulatory Authority.

“GAAP” means United States generally accepted accounting principles consistently applied throughout the relevant periods.

“General Enforceability Exceptions” means general principles of equity and by bankruptcy, insolvency or similar Laws and general equitable principles affecting the rights of creditors generally.

“Government Official” means (i) any director, officer, employee, agent or representative (including anyone elected, nominated, or appointed to be an officer, employee, or representative) of any Authority, or anyone otherwise acting in an official capacity on behalf of an Authority; (ii) any candidate for public or political office; (iii) any royal or ruling family member; or (iv) any agent or representative of any of those Persons listed in subcategories
(i) through (iii).

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, ruling, determination or award entered by or with any Authority.

“Hazardous Substances” means any and all hazardous or toxic substances, materials, and wastes, solid wastes, industrial wastes, pollutants, contaminants, polychlorinated biphenyls, asbestos, volatile and semi-volatile organic compounds, oil, petroleum products and fractions thereof, radioactive materials and wastes, and any and all other chemicals, substances, materials and wastes regulated under Environmental Law.

“Holdback Period” means the period beginning on the Closing Date and ending on the first anniversary of the Closing Date.

“Indebtedness” means all principal, interest, premiums, penalties or other Liabilities related to (a) all indebtedness for borrowed money, (b) all obligations (contingent or otherwise) for the deferred purchase price of property or services (other than trade accounts payable in the Ordinary Course of Business) (including notes payable to the sellers of such property or services), (c) all other obligations evidenced by notes, bonds, debentures or other similar instruments, (d) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired, (e) all obligations as lessee or lessees under leases that have been or should be, in accordance with GAAP, recorded as capital leases, (f) all obligations, contingent or otherwise, under acceptance, letter of credit or similar facilities, (g) all obligations owing pursuant to factoring agreements for accounts receivable, (h) all obligations in respect of unfunded pensions, (i) all obligations of the type referred to in clauses (a) through (h) above guaranteed directly or indirectly in any manner by the Company, or in effect guaranteed directly or indirectly by the Company through an agreement (1) to pay or purchase such obligations or to advance or supply funds for the payment or purchase of such obligations, (2) to purchase, sell or lease (as lessee or lessor) property, or to purchase or sell services, primarily for the purpose of enabling the debtor to make payment of such obligations or to assure the holder of such obligations against loss, (3) to supply funds to or in any other manner invest in the debtor (including any agreement to pay for property or services irrespective of whether such property is received or such services are rendered) or (4) otherwise to assure a creditor against loss; provided, that such Indebtedness referred under this clause (i) is of the type that would be reflected as debt on a balance sheet prepared in accordance with GAAP, (j) all Indebtedness of the type referred to in clauses (a) through (i) above secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any lien on property (including accounts and Contract rights) owned by the Company (including the Owned Real Property), even though such Person has not assumed, become liable for or guaranteed the payment of such Indebtedness, (k) all Liabilities of, under or in connection with any accrued bonuses and deferred compensation bonuses (including all related Taxes, including the employers share of any payroll Taxes attributable to such amounts and any amounts payable pursuant to Section 280G of the Code (or any corresponding provision of Law) or to offset or gross-up any Person for any excise Taxes, income Taxes or other Taxes related to such amounts), (l) any unfunded capital expenditures committed to by the Company, and (m) all accrued but unpaid interest (or interest equivalent) to the date of determination, and all prepayment premiums or penalties payable upon repayment of any items of Indebtedness of the type referred to in clauses (a) through (i) above.

“Intellectual Property” means all of the following in any jurisdiction throughout the world: (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all trade-marks, service marks, trade dress, logos, slogans, trade names, corporate names, internet domain names, and rights in telephone numbers, together with all translations, adaptations, derivations, and combinations thereof, and all applications, registrations, and renewals in connection therewith, (c) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all computer software (including source code, executable code, data, databases, and related documentation), (g) all material advertising and promotional materials, (h) all industrial designs and integrated circuit topography rights, (i) all other proprietary rights, and (j) all copies and tangible embodiments thereof (in whatever form or medium).

“Interim Balance Sheet” means the balance sheet of the Company as of the Interim Balance Sheet Date, as set forth in the Financial Statements.

“Interim Balance Sheet Date” means February 29, 2024.

“Interim Financial Statement” has the meaning set forth in Section 3.6.

“IRS” means the Internal Revenue Service.

“Key Employee” means each of the following: Jason M. Becnel, Jake Becnel, Todd Brown, Costa Theriot and Richard Hawthorne.

“knowledge”, “to the knowledge” or “known” and words of similar import means the actual or constructive knowledge of a natural person or, with respect to a Person that is not a natural person, the actual or constructive knowledge of the officers of such Person, in each case after due inquiry.

“Laws” means any federal, state or local law (including, without limitation, principles of common law), statute, ordinance, regulation, Permit, certificate, judgment, order, award or other legally enforceable determination, decision or requirement of any Authority.

“Liabilities” means liabilities, obligations or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise.

“Losses” means any and all losses, Liabilities, damages, penalties, obligations, awards, fines, deficiencies, demands, interest, claims (including third party claims whether or not meritorious), costs and expenses whatsoever (including reasonable attorneys’, consultants’ and other professional fees and disbursements of every kind, nature and description) resulting from, arising out of or incident to any matter for which indemnification is provided under this Agreement.

“Material Adverse Effect” means any event, occurrence, fact, condition or change which, individually or in the aggregate with any other event, occurrence, fact, condition or change, is or could be reasonably expected to be material and adverse to the business, properties, operations, condition (financial or otherwise), or results of operations of the Company, taken as a whole. For purposes of this definition of Material Adverse Effect, the effect of any matter as to any past period shall be determined based on its actual effect, and its effect as to any future period shall be determined based on the effect that such matter is reasonably likely to have. Notwithstanding anything to the contrary, “Material Adverse Effect” shall not include any event, occurrence, fact, condition or change arising out of, relating to, or resulting from: (A) changes generally affecting the economy, financial or securities markets; (B) general conditions that affect the industries in which the Company operates; (C) any change in any applicable Law or GAAP or other accounting rules or principles, or the enforcement, implementation or interpretation thereof; (D) any change, effect or circumstance resulting from changes in political conditions; (E) any condition caused by any act of terrorism or war (whether or not declared), military action or the escalation thereof; (F) any epidemic, pandemic or other public health emergency (including with respect to COVID-19) or any COVID-19 response; (G) any natural or man-made disaster or act of God, including any inclement weather (including any hurricane, tropical storm or other tropical cyclone or disturbance), flood, fire, earthquake, tornado or riot or other civil disorder; (H) any change, effect or circumstance resulting from an action expressly required by this Agreement; (I) any change, effect or circumstance resulting from the execution or announcement of this Agreement; or (J) any action taken at Parent’s request or with Parent’s written consent; provided, however, that any effect arising from or relating to any of clauses (A) through (G) of this definition shall be taken into account in determining whether a Material Adverse Effect has occurred to the extent that such effect is disproportionate on the Company compared to other participants in the industries in which the Company conducts its business activities.

“Off-the-Shelf Software” means unmodified commercially-available, off-the-shelf, click-wrap, shrink-wrap or similar software obtained from a Person (a) on general commercial terms and which is generally available on similar commercial terms, and (b) which is not distributed as “open source software” or “free software” or under a similar licensing or distribution model.

“Operating Agreement” means the Operating Agreement of the Company, dated as of February 11, 2024, by and among the Members.

“Ordinary Course of Business” means, with respect to the Company, the ordinary course of business consistent with the Company’s past custom and practice (including with respect to quantity and frequency).

“Organizational Documents” means, for any entity, its constituent or organizational documents, including, in the case of a limited liability company, its articles or certificate of organization or formation and its operating agreement or limited liability company agreement.

“Parent Share” means a share of Parent’s common stock, par value $0.50 per share.

“Parent Share Consideration” means Parent Shares having an aggregate value, as determined pursuant to this Agreement based on the Parent Share Price, of $32,500,000.

“Parent Share Price” means $107.72, which is the volume weighted (based on the number of Parent Shares traded on each day that the closing price is used in this calculation) average of the closing sale prices of Parent Shares on the Nasdaq Stock Market for the 60 consecutive trading days ending on April 11, 2024 (which is the date that is two trading days prior to the Closing Date).

“Permitted Encumbrances” means (i) statutory liens for Taxes not yet due and payable or the validity or amount of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established on the Interim Financial Statements in accordance with GAAP; (ii) mechanics’, carriers’, workers’, repairers’ and other similar liens arising or incurred in the Ordinary Course of Business and securing sums that are not yet due and payable or the validity or amount of which is being contested in good faith by appropriate proceedings, and for which adequate reserves have been established on the Interim Financial Statements in accordance with GAAP and do not otherwise constitute a breach of or an event of default under any Lease.

“Person” means an individual, corporation, partnership, association, limited liability company, trust, unincorporated organization, or other entity.

“Personal Information” means the type of information regulated and/or subject to Privacy Laws and collected, used, disclosed or retained by the Company including information regarding the Company’s clients, customers, suppliers, employees, agents, dependent and independent contractors including an individual’s name, address, age, gender, identification or social insurance number, income, family status, citizenship, employment, assets, liabilities, source of funds, payment records, credit information, personal and professional references and health and/or medical records.

“Privacy Laws” means all applicable, federal, state or municipal laws governing the collection, use, disclosure and/or retention of Personal Information.

“Rental Equipment” means all rental equipment owned, leased or sub-leased by the Company (as lessees) as of the Closing Date that are related to the Business and are (i) leased or sub-leased by the Company to customers or (ii) in the possession of the Company but not, as of the Closing Date, leased or sub-leased by the Company to customers.

“Restricted Territory” means North America.

“RWI Excluded Representations” means any representations and warranties of Members set forth in Article III of this Agreement, or any portions thereof, that are excluded from, or not eligible for, coverage under the R&W Insurance Policy, as set forth in the R&W Insurance Policy.

“Second Adjustment Year” means the period beginning on April 15, 2025 and ending on April 14, 2026.

“Securities Act” means the United States Securities Act of 1933, as amended.

“Solvent” means, with respect to any Person, that (i) the sum of the assets at a fair market valuation of such Person and its subsidiaries (on a consolidated basis), exceeds their respective liabilities, (ii) each of such Person and its subsidiaries (on a consolidated basis) has not incurred, debts or other liabilities beyond its ability to pay such debts and other liabilities as such debts and other liabilities mature or become due and (iii) each of such Person and its subsidiaries (on a consolidated basis) does not have an unreasonably small amount of capital for the business in which it is engaged.

“Target Closing Working Capital Ceiling” means $3,800,000.

“Target Closing Working Capital Floor” means $3,600,000.

“Tax” means (i) any federal, state, local or non-U.S. income, gross receipts, sales, use, ad valorem, transfer, franchise, license, withholding, payroll, employment, excise, severance, stamp, occupation, property taxes (real or personal), including unpaid property taxes, premium, windfall profits, environmental assessments, alternative or add-on minimum, custom duties, capital stock, profits, social security (or similar), unemployment, disability, estimated, or any other tax of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts, whether disputed or not, and (ii) any obligation to indemnify or otherwise assume or succeed to any Liability described in clause (i) hereof of any other Person whether by Contract or under common law doctrine of de facto merger and successor liability or otherwise.

“Tax Return” means any return, report, information return or other document (including any related or supporting information or any amended return) filed or required to be filed with any Taxing Authority in connection with the determination, assessment, or collection of any Tax paid or payable by or with respect to the Company or the administration of any laws, regulations, or administrative requirements relating to any such Tax.

“Transaction Expenses” means (without duplication), (i) the collective amount payable by the Company, or Liabilities of the Company that were incurred by the Company or Members to, outside legal counsel, accountants, advisors, brokers and other Persons in connection with the transactions contemplated by this Agreement or otherwise arising by consummation of the transactions contemplated hereby, including 100% of the costs and expenses of obtaining any third party consents (including customer consents), 100% of the filing fees incurred by the Company in connection with any filing by the Company with an Authority, and 100% of the fees and expenses payable to the Person identified on Schedule 3.36, (ii) the Member R&W Insurance Expense; and (iii) all Liabilities of the Company under or in connection with any severance arrangements, stay bonuses, incentive bonuses, transaction bonuses (including the Transaction Bonuses), termination and change of control arrangements, and similar obligations that are triggered in whole or in part by the consummation of the transactions contemplated by this Agreement (including all related Taxes, including the employer’s share of any payroll Taxes attributable to such amounts and any amounts payable pursuant to Section 280G of the Code (or any corresponding provision of Law) or to offset or gross-up any Person for any excise Taxes, income Taxes or other Taxes related to the foregoing items).

9.2          Other Definitions. Each of the following terms is defined in the Section set forth opposite such term:

“401(k) Plan”	5.7
“Accounts Receivable”	3.10(a)
“Action”	3.13
“Allocation”	6.10
“Ancillary Agreements”	3.1
“Agreement”	Preamble
“Benefit Plans”	3.18(a)
“Bonus Shares”	1.12
“Bonus Share Recipients”	1.12
“Bonus Share Value”	1.12
“Certificates of Merger”	1.2
“Closing”	2.1
“Closing Date”	2.1
“Closing Shares”	1.5(b)(iv)
“Confidential Information”	5.1
“Company”	Preamble
“Company Certificates”	1.6(b)
“Company Customer”	1.10(e)
“Company Units”	1.3
“Confidential Information”	5.1
“DGCL”	Recitals
“Effective Time”	2.1
“Estimated Closing Indebtedness”	1.7(a)
“Estimated Closing Statement”	1.7(a)
“Estimated Closing Transaction Expenses”	1.7(a)

“Estimated Closing Working Capital”	1.7(a)
“Financial Statements”	3.6
“Final Closing Statement”	1.7(b)
“Fundamental Representations”	7.1
“Gross Revenue Threshold”	1.10(a)
“Holdback Share Value”	1.5(b)(ii)
“Indemnification Holdback Amount”	1.5(b)(i)
“Indemnified Party”	7.3(a)
“Indemnifying Party”	7.3(a)
“Independent Accountant”	1.7(e)
“Insurance Proceeds”	7.7(b)
“Intellectual Property”	3.12(a)
“Interim Financial Statements”	3.6
“IT Systems”	3.11(d)
“Lease Agreement”	2.2(a)(vi)
“Leased Real Property”	3.9(b)
“Licensed Intellectual Property”	3.11(a)
“Litigation Conditions”	7.3(a)
“LLC Agreement”	1.4(b)
“LLLCL”	Recitals
“Material Contracts”	3.12(a)
“Material Owned Intellectual Property”	3.11(a)
“Member”	Preamble
“Member Cap”	7.2(c)
“Member Indemnified Parties”	7.2(b)
“Member R&W Insurance Expense”	5.6
“Members”	Preamble
“Merger”	Recitals
“Merger Consideration”	1.5(a)
“Merger Sub”	Preamble
“Notice of Disagreement”	1.7(d)
“Overall Cap”	7.2(c)
“Parent”	Recitals
“Parent Cap”	7.2(c)
“Parent Indemnified Parties”	7.2(a)
“Party”	Preamble
“Parties”	Preamble
“Permits”	3.14
“Pre-Closing Tax Period”	6.1
“Pre-Closing Tax Returns”	6.5
“Privileged Communications”	8.13(a)
“Profit Sharing Programs”	5.7
“Revenue Adjustment Amount”	1.10(a)
“Revenue Adjustment Holdback Amount”	1.5(b)(ii)
“Revenue Adjustment Holdback Cash”	1.5(b)(ii)

“Revenue Adjustment Holdback Shares”	1.5(b)(ii)
“Revenue Adjustment Notice”	1.10(d)
“Revenue Notice”	1.10(d)
“Revenue Statement”	1.10(b)
“R&W Insurer”	2.2(a)(iv)
“R&W Insurance Policy”	2.2(a)(iv)
“Real Property Leases”	3.9(b)
“Releasing Party”	5.5
“Registration Rights Agreement”	2.2(a)(iii)
“Restricted Period”	5.1
“Rule”	3.27
“Significant Customer”	3.21
“Significant Supplier”	3.22
“Spousal Consent”	5.8
“Straddle Period”	6.2
“Surviving Company”	1.1
“Tax Proceeding:	6.9
“Taxing Authority”	3.16(a)
“Third Party Claim”	7.3(a)
“Threshold”	7.2(c)
“Transaction Bonus Agreement”	1.12
“Transaction Bonuses”	1.12
“Transferred Company Business”	1.10(d)
“Transfer Taxes”	6.3
“Unresolved Claim”	7.4(b)
“Unresolved Claim Amount”	7.4(b)
“Wiggin”	8.13(a)

[Signature pages follow.]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf as of the date first above written.

PARENT: TRANSCAT, INC

By:	/s/ James M. Jenkins
	Name:	James M. Jenkins
	Title:	Chief Legal and Corporate Development Officer

MERGER SUB: BECNEL RENTAL TOOLS, LLC

By:	/s/ James M. Jenkins
	Name:	James M. Jenkins
	Title:	Manager

[Signature Page to Agreement and Plan of Merger]

COMPANY: BECNEL RENTAL TOOLS, LLC

By:	/s/ Jason M. Becnel
	Name:	Jason M. Becnel
	Title:	Chief Executive Officer

MEMBERS:
/s/ Jason M. Becnel
Jason M. Becnel

/s/ Mark L. Becnel
Mark L. Becnel

[Signature Page to Agreement and Plan of Merger]

Exhibit A

Registration Rights Agreement